No Act

PE 1/26/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025362

Received SEC

JAN 26 2012

Washington, DC 20549

January 26, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-26-12

Andrea E. Utecht
FMC Corporation
Andrea.Utecht@fmc.com

Re: FMC Corporation

Dear Ms. Utecht:

This is in regard to your letter dated January 26, 2012 concerning the shareholder proposal submitted by David Brook for inclusion in FMC's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that FMC therefore withdraws its December 27, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: David Brook
*** FISMA & OMB Memorandum M-07-16 ***

FMC Corporation

FMC Corporation
1735 Market Street
Philadelphia, PA 19103

215.299.6000 phone
215.299.5998 fax

www.fmc.com

Via e-mail to shareholderproposals@sec.gov

January 26, 2012

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: FMC Corporation
Shareholder Proposal of David Brook
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Please allow this letter to serve as a formal withdrawal of our request for a no action letter as set forth in our letter to the Division of Corporate Finance dated December 27, 2011. We have reached an understanding with the proponent, Mr. David Brook, and he has withdrawn his notice of intent to present his proposal at our 2012 Annual Meeting of Shareholders. (See the Attached Exhibit A for a copy of Mr. Brook's withdrawal letter.) Accordingly, there is no further need to consider whether the proposal is eligible for exclusion from our proxy materials for the Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (215) 299-6990. In addition, my facsimile number is (215) 299-6728.

Respectfully,

Andrea E. Utecht

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation

cc: Mr. David Brook

FMC

Exhibit A-1

David Brook

*** FISMA & OMB Memorandum M-07-16 ***

Sent Via Email and U.S. Mail

January 26, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: **FMC Corporation Shareholder Proposal by David Brook**
Notice of Withdrawal of Shareholder Proposal

Dear Sir/Madam:

I am writing in regards to the shareholder proposal, that I previously submitted to FMC Corporation, dated November 21, 2011. FMC previously requested a no action determination by the SEC to allow it to exclude this proposal. The proposal requested that FMC prepare a sustainability report for all operations of the corporation with some specific enhancements to improve this report.

I am pleased to state that after a number of discussions with members of FMC Management and an in-person meeting, both FMC Management and I have negotiated a compromise agreement which begins to address the issues which I requested as part of my shareholder proposal. As you may be aware my proposal called for FMC to issue a Sustainability Report for 2012 (and thereafter) with a focus on comprehensively and objectively identifying and reporting both achievements and goals for improvement to all FMC operations worldwide.

FMC has now more formally committed itself to a "robust and representative" sustainability reporting process starting this year and it is in the process of establishing additional corporate mechanisms for making improvements to its reporting process over the next three years. While the proponent may have sought a quicker change for improvements to this process, FMC is nonetheless to be commended for its willingness to agree to take defined steps in the coming years to address the proponent's concerns by increasing the transparency and objectivity of the reporting process and involving independent third parties in its creation and reviews and/or audits of these reports.

Since the SEC seeks disclosure of all communications between FMC and the proponent as part of its review process, I am hereby enclosing the completion document and hereby withdrawing my shareholder proposal to FMC Corporation, dated November 21, 2011. Thank you.

Respectfully Submitted,

David Brook

David Brook

Cc: Ms. Andrea Utecht, General Counsel FMC (sent via email)

Exhibit A. 2

FMC Corporation

FMC Corporation
1735 Market Street
Philadelphia, PA 19103

215.299.6000 phone
215.299.5998 fax

www.fmc.com

January 23, 2012

Mr. David Brook

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your Shareholder Proposal Concerning Preparation of a Sustainability Report

Dear David:

Thank you for meeting with us on January 13, 2012 to discuss your shareholder proposal about FMC Corporation's first Sustainability Report. As we discussed, we are eager to make our report accurate, informative, and relevant to a broad set of stakeholders. In our meeting, we discussed certain principles regarding the report where we are mutually aligned. They include the following:

1) FMC's Commitment to publish a Sustainability Report in 2012. As we informed you, the Company intends to publish its first Sustainability Report in or around April 2012. In 2011, we secured the services of Brandlogic, a very reputable firm based in Winton, Connecticut, with no previous ties to FMC. Brandlogic is leading our Sustainability Report research, developing the report structure, and writing the report content.

2) External stakeholder engagement. This is an important aspect of our sustainability initiative. It has been our intention, as we progress with our Sustainability Program, to assess current practices and engage appropriate external stakeholders in a meaningful, constructive dialog. Although we will not have this assessment done and a revised stakeholder engagement process in place in advance of our first report, we remain committed to undertaking a process with the help of an independent third party to assure robust and representative stakeholder engagement in connection with our reports published in 2013 and thereafter.

3) External Assurance by an independent third party. We agree that external assurance can strengthen a Report's credibility. As you know, it is a complex process to identify, analyze, aggregate, and report on key global data. First and foremost, we want to get it right, and to build a high degree of expertise and comfort with our GRI data measurement and collection. However, we believe that within three years FMC will have developed critical reporting experience and amassed a sufficiently robust data set, at which time we intend to pursue external assurance by a reputable, independent third party, as contemplated by GRI in Version 3.1 of its Sustainability Reporting Guidelines, for the 2015 Report. As the process evolves, FMC will examine and review any steps which will improve upon the objectivity of the measurement and collection process.

FMC

Exhibit A-3

I understand that given our alignment on the foregoing, you will be withdrawing the shareholder proposal concerning preparation of a Sustainability Report which you submitted for inclusion in the Company's Proxy Statement to be voted upon at the 2012 Annual Meeting.

Sincerely,

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary

FMC Corporation

FMC Corporation
1735 Market Street
Philadelphia, PA 19103

215.299.6000 Phone
215.299.5998 Fax

www.fmc.com

Via e-mail to shareholderproposals@sec.gov

December 27, 2011

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: FMC Corporation
Shareholder Proposal of David Brook
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of FMC Corporation (the "Company") to exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") received from Mr. David Brook (the "Proponent"). In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2012 Proxy Materials. The letter setting forth the Proposal and an accompanying supporting statement is attached hereto as Appendix 1. Additional correspondence relating to the Proposal received from or sent to Mr. Brook is attached hereto as Appendix 2.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission (on or about March 16, 2011); and

- concurrently sent a copy of this letter to the Proponent.

Pursuant to Rule 14a-8(j), the undersigned hereby submits this letter and its attachments to the Commission, together with six additional copies. The undersigned has concurrently sent a copy of this letter and its attachments to the Proponent.

THE PROPOSAL

The Proposal requests that the Company publish a report concerning FMC's sustainability policies and performance, prepared by an independent third party organization and including shareholder and stakeholder involvement. Specifically, after a supporting statement

FMC

describing the perceived need for a published report and noting that FMC already plans to publish such a report, the Proposal sets forth the following proposed resolution of shareholders:

RESOLVED, the Shareholders request the Board:

- Prepare FMC's "Sustainability Report" as soon as possible, but no later than October 1, 2012, and annually thereafter, at reasonable cost, excluding proprietary information, which establishes benchmark objective information and recommendations on FMC's sustainability policies and performance.

- The report should include multiple objective statistical indicators identifying accomplishments, failures and objectives of FMC, covering all FMC operations worldwide including human rights, human health, wildlife and the environment.

- The report should provide the Company's definition of sustainability, as well as a company-wide review of FMC policies, practices, and indicators related to measuring long-term social and environmental sustainability.

- The report will be prepared by an independent third party organization with no financial or organizational ties to FMC which shall be given full access to all FMC data and it shall also gather relevant outside data. Stakeholder/shareholder involvement shall be sought and included throughout the report preparation process.

BASIS FOR EXCLUSION

The Proposal is largely a rehashing of Mr. Brook's shareholder proposal from 2010 which was excluded from our 2011 proxy materials on the basis of Rule 14a-8(i)(7) as it related to the Company's ordinary business operations, as more particularly set forth in the Staff's letter to the Company dated February 25, 2011. For ease of reference, our December 29, 2010 letter to the Commission regarding Proponent's 2010 shareholder proposal is attached hereto, without exhibits, as Appendix 3 (the "2010 No Action Request"). We would be pleased to supply a copy of the exhibits to the 2010 No Action Request, along with all related correspondence, at the request of the Staff.

For the reasons discussed herein, we hereby respectfully request the Staff to concur in its view that the Proposal may be excluded from the Company's 2012 Proxy Materials pursuant to (1) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the ordinary business operations of the Company, (2) Rule 14a-8(i)(10) because the Proposal relates to a matter that the Company has substantially implemented, and (3) Rule 14a-8(i)(3) because the Proposal and its supporting statement are materially false and misleading.

ANALYSIS

A. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

As is evident from the Proposal and related supporting statement, this Proposal arises principally from concerns regarding alleged misuse of an FMC pesticide product – Furadan™ insecticide. Proponent has claimed that Furadan has been misused by third parties in order to harm wildlife and could pose a threat to the health of farm workers and the environment. In this context, the Proposal requests that the Company prepare a report concerning FMC's sustainability policies and performance covering matters such as human rights, human health, wildlife and the environment.

This is largely repetitive of Proponent's 2010 proposal, which focused on the alleged risks that FMC products poses to wildlife, farm workers, and the environment, and which requested, among other things, that the Company publish a report addressing third party misuse of the Company's products to harm wildlife. The 2010 proposal also dealt with human rights in the form of a request to include a human equality declaration in the Company's corporate responsibilities principles.

Pursuant to a letter from the Staff dated February 25, 2011 to the Company, the Staff concurred with our position that the Proponent's 2010 proposal could be excluded from the Company's 2011 proxy materials on the basis of Rule 14a-8(i)(7). For the same reasons, we believe that the current Proposal may be properly excluded from the Proxy Materials because it is largely a repetition of the 2010 proposal. The fact that Mr. Brook has assembled the same principles, concepts and objectives and wrapped them in different packaging this year should not yield a change in the result.

Under Rule 14a-8(i)(7), a company is permitted to exclude a shareholder proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The first central consideration upon which the policy of this rule rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* Exchange Act Release No. 34-40018 (May 21, 1998). The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has taken the position that decisions regarding the sale, content or presentation of a particular product, whether considered controversial or not, are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7), *see The Coca Cola Co.* (avail. Jan. 22, 2007) (proposal requesting, in part, that the company adopt specific requirements relating to the labeling of its caffeinated beverages); *Marriott International, Inc.* (avail. Feb. 13, 2004) (proposal prohibiting the sale of sexually explicit material at Marriott owned and managed properties); *Walmart Stores, Inc.* (avail. Mar. 9, 2001) (proposal requesting that the retailer stop selling handguns and their accompanying ammunition was excludable). For example, in *Walgreen Co.* (avail. Oct. 13, 2006), a shareholder sought to include a proposal that the company's board of directors publish a report characterizing "the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment." Despite the social policy issues raised by the shareholder's proposal, the Staff concurred in the company's argument that the proposal could be excluded under Rule 14a-8(i)(7). Similarly, in *PetSmart, Inc.* (avail. April 14, 2006), the Staff concurred in the company's view that a proposal prohibiting the sale of large birds in its stores was excludable under 14a-8(i)(7) as relating to ordinary business operations (i.e., the sale of a particular good) despite the proponent's argument that the proposal raised significant social policy concerns. In addition, in another situation involving a proposal that requested the preparation of a report, in *PetSmart, Inc.* (avail. April 9, 2009) the Staff agreed with the company's view that a shareholder proposal requesting the company to produce a report concerning the feasibility of phasing out the sale of live animals was excludable under 14a-8(i)(7), notwithstanding the fact that the proponent argued that the proposal involved important social policy issues.

The mere fact that the Proposal is tied to a social issue is not enough to surmount the important policy considerations of Rule 14a-8(i)(7), as aptly demonstrated by *Walgreen Co.*, and *PetSmart, Inc.*, among others, because the Proposal deals with complex tasks that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to "micro-manage" the Company by probing too deeply into business decisions and relationships upon which shareholders are not equipped to render decisions. *See e.g., Pfizer* (avail. Jan. 28, 2005) (proposal prohibiting the Company from making donations contributing to animal testing was excludable).

B. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."

Texaco Inc. (avail. Mar. 28, 1991). *See also* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") (adopting interpretive change to "permit the omission of proposals that have been 'substantially implemented by the issuer'"), and Exchange Act Release No. 34-12598 (July 7, 1976), the predecessor to Rule 14a-8(i)(10), in which the Commission explained that the reason for the "substantially implemented" basis of exclusion was "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management."

A proposal need not have been implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10) – all that is required is that the company has in place policies and procedures that address the proposal's essential objectives satisfactorily. *See* 1983 Release. In *ConAgra Foods, Inc.*, the Staff concurred in the company's view that a proposal seeking the preparation of a sustainability report largely along the lines of the Proposal was excludable on the basis of Rule 14a-8(i)(10) where the company had previously taken steps to prepare a sustainability report. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company already had published information relating to its environmental initiatives); and *Xcel Energy* (avail. February 17, 2004), in which the company already had policies, practices and procedures in place relating to the subject matter of the proposal.

The Company believes that it may exclude the Proposal because, as discussed below, the Company has already substantially implemented the objectives sought by the Proponent.

1. **Element 1 of the Proposal:** "Prepare FMC's 'Sustainability Report' as soon as possible, but no later than October 1, 2012, and annually thereafter, at reasonable cost, excluding proprietary information, which establishes benchmark objective information and recommendations on FMC's sustainability policies and performance."

Prior to receipt of the Proposal on November 21, 2011 (subsequently modified on November 23, 2011), FMC had already committed to publication of the requested "Sustainability Report" (the "Report"). Following our establishment of a Corporate Sustainability Council in December 2010, under the direction of our Chief Executive Officer, FMC conducted an assessment of "Sustainability Programs" in the chemical industry and other industries. This assessment included the use of independent consultants and took into consideration input from its customers, its industry peers and a range of stakeholders who have taken interest in FMC's business operations.

As a part of that assessment process, in April 2011, FMC's Corporate Sustainability Council took the decision to proceed with the publication of FMC's inaugural "Sustainability Report." Management has committed to publishing this Report prior to the requested date of October 1, 2012. As of the date of this letter, this commitment is demonstrated through the following listed actions already taken:

- We have spent over $100,000 during 2011 (through November 30) directly on the preparation of the Report, and the Company expects this expenditure to amount to over $150,000 by the end of 2011. These amounts take into account only the external costs associated with the Report and do not include the substantial amount of employee time and overhead that has been devoted to providing and assembling the required information.

- We actively track progress of the Report's development timeline. The project timeline currently indicates that the Report will be completed, with ample time for internal review, such that it will be published during the first half of 2012.

- During the second half of 2011, we filled two newly created full-time employee positions – "Global Sustainability Director" and a "Sustainability Analyst" – who are directly responsible for the assessment of FMC's existing practices in Sustainability, the production of an annual Sustainability Report and driving continual improvement throughout all FMC businesses globally.

- On November 8, 2011, our Sustainability Group presented and received approval for its 2012 budget. The budget includes the necessary funding for the development of our second annual "Sustainability Report."

- As a part of its best practices assessment, our Corporate Sustainability Council committed to using Global Reporting Initiative's (GRI)[1] framework in order to objectively evaluate its existing policies and performance and report results in a transparent manner. The use of GRI guidelines to develop the contents of a "Sustainability Report" has become the most widely accepted practice in the field of "Sustainability" and "Corporate Social Responsibility" for industrial companies.

[1]See FMC's public commitment to publishing a sustainability report using GRI framework at http://www.fmc.com/sustainability/GRIIndex.aspx ("FMC is in the process of compiling data and information for our first sustainability report, which will follow the GRI Guidelines.")

For all these reasons, Element 1 of the Proposal has already been substantially implemented by the Company.

2. **Element 2 of the Proposal:** "The report should include multiple objective statistical indicators identifying accomplishments, failures and objectives of FMC, covering all FMC operations worldwide including human rights, human health, wildlife and the environment."

As a part of FMC's commitment to use the GRI framework, FMC's Report will address all Company business activities across material aspects of all GRI Performance Indicator Categories including (a) Environmental, (b) Human Rights, (c) Labor Practices and Decent Work, (d) Society, (e) Product Responsibility and (f) Economic.

In each of the GRI categories listed above, FMC has in existence various policies and documented practices demonstrating a historical commitment to these important areas independent of the creation of a formal enterprise level "Sustainability" program. These policies and practices span all GRI Performance Indicator Categories.

FMC already conducts internal or external audits of its policies and practices in many of these areas. An example of FMC's cooperation with external assessment of our programs is our strong commitment to the American Chemistry Council's Responsible Care® program which requires both internal and external audits with specific action plans to address any identified issues.

The defined scope of the Report encompasses all of FMC's business activities worldwide. Both historical performance and FMC objectives are defined components of the Report.

For all these reasons, Element 2 of the Proposal has already been substantially implemented by the Company.

3. **Element 3 of the Proposal:** "The report should provide the Company's definition of sustainability, as well as a company-wide review of FMC policies, practices, and indicators related to measuring long-term social and environmental sustainability."

As a part of the "Governance, Commitments and Engagements" section required by GRI, FMC's Report will contain its definition of "sustainability" as well as provide an overview of the current and expected future state of specific policies, practices and indicators that are relevant in assessing the long-term social and environmental sustainability of the Company.

A portion of this relevant information is already available publicly in the form of various disclosures with respect to performance and risk contained in our periodic reports filed with the Commission. It is clearly documented in the development process of the Report currently in progress that information previously disclosed to the Commission will be compiled with other relevant information to provide an overview of FMC's long-term social and environmental sustainability in a deliberate, organized and transparent fashion. This approach is aligned with the current and developing best practices of "Sustainability."

For all these reasons, Element 3 of the Proposal has already been substantially implemented by the Company.

4. **Element 4 of the Proposal:** "The report will be prepared by an independent third party organization with no financial or organizational ties to FMC which shall be given full access to all FMC data and it shall also gather relevant outside data. Stakeholder/shareholder involvement shall be sought and included throughout the report preparation process."

Prior to the receipt of the Proposal on November 21, 2011 (subsequently modified on November 23, 2011), FMC had already entered into a binding contract with Brandlogic Corporation as of September 26, 2011. Brandlogic was selected to prepare the Report a part of a formal vendor selection process that evaluated multiple consultants with substantial experience in assessing "Sustainability" programs and writing objective reports.

FMC had no relationship with Brandlogic prior to their selection, which centered on the level of expertise Brandlogic has in the field of Sustainability. The primary Brandlogic team members responsible for the preparation of FMC's Report are well-respected experts in the sustainability field and have written extensively on the topic. FMC has clear documentation of the scope of work associated with the Brandlogic contract, the Report preparation process that has taken place to date, and the planned aspects of the Report preparation which remain to be executed in the coming months. This process includes:

- the provision of all requested information for Brandlogic evaluation;
- Brandlogic's independent external research regarding best practices and stakeholder expectations;
- A materiality assessment conducted by Brandlogic;
- Employee interviews spanning the full scope of FMC business operations and regions in which it operates; and
- Report preparation by Brandlogic in accordance with GRI guidelines

Stakeholder involvement is an integral process in our preparation of the Report. As a matter of business practice, FMC has established many methods in which it collects the input of external stakeholders. This input has also been relayed to Brandlogic for consideration in their preparation of FMC's Sustainability Report. Documented examples of processes in which FMC solicits input include:

- Direct interaction with government representatives;
- Direct interaction with the investment community;
- Direct involvement with industry organizations;
- Direct interaction with non-government organizations
- Direct interaction with customers;
- Direct interaction with peer companies regarding sustainability best practices;
- FMC's Agricultural Products Group established an external "Sustainability Council" in 2010 to solicit input with respect to product responsibility as it relates to environmental, wildlife and human health considerations. Current participants on the Council include: Panthera (the world's leading big cat preservation NGO), the Academy of Natural Sciences (the oldest natural science research institution and museum in the Americas), Emerging Agriculture LLC (a consulting firm that advises on crop sustainability policies), Hong Kong University's Center for Corporate Governance and Financial Policy, and a grower from India. This group is chartered with informing and advising FMC with respect to "Sustainability Matters" as it relates to its agricultural products and operations. This Council continues its work separate from and in addition to the work performed by the Corporate Sustainability Council;
- In 2011, we hosted a sustainability discussion with customers and industry organizations related to its Industrial Chemicals business; and
- In 2010 we established a Philanthropy Committee to bring the value of good corporate citizenship to the communities where our employees, business partners and other stakeholders live and work. The Company obtains input with respect to social issues (for example, hunger, environment, and education on science, technology and the environment), through its philanthropic contributions to various organizations. As we

> take a strategic approach to philanthropy, the organizations with which we interface are highly correlated with the industry that we are in or the markets that we serve. The Company takes a participatory approach to its philanthropic efforts via the direct involvement of our employees at various not for profit organizations. This also allows for direct input with respect to how the Company manages its business and manages itself as a member of society.

For all these reasons, Element 4 of the Proposal has already been substantially implemented by the Company.

* * *

In summary, all four elements of the Proposal have already been substantially implemented by the Company. While the Company recognizes that varying interpretations of the Proposal could lead to slight discrepancies between the requirements of the Proposal and the Company's aforementioned efforts, the Staff consistently takes the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and to exclude it under Rule 14a-8(i)(10). *See Bank of America Corp.* (avail. Jan. 4, 2008); *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corp.* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, *1999); AutoNation Inc.* (avail. Mar. 5, 2003); *AutoNation Inc.* (avail. Feb. 10, 2004); and *Symantec Corporation* (avail. June 3, 2010).

As is demonstrated by the foregoing, the Company works daily to implement the essential objectives of the Proposal. The Company has already published its commitment to publish a Sustainability Report largely consistent with that sought by the Proposal, and the Company has engaged an independent consultant to prepare the Report and has already incurred meaningful expenditures in furtherance of the preparation of the Report. Accordingly and for the reasons described above, the Company believes that it has substantially implemented the essential objectives of the Proposal and that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

C. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal's Supporting Statements are Materially False and Misleading.

Rule 14a-8(i)(3) permits the exclusion of a proposal from a company's proxy statement when the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where the company demonstrates objectively that a factual statement is materially false or misleading. *See* Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("SLB No. 14B").

As explained below, as in Proponent's proposal that was excluded from FMC's 2011 proxy materials, the premise for Proponent's current Proposal as expressed in the supporting statement is a series of misleading and false statements which cannot stand close scrutiny. These misstatements are independent grounds for excluding the Proposal in its entirety from FMC's proxy materials.

1. **Proponent's Statement:** "These [developing] countries may have little or no governmental control over sales and uses of FMC products. This issue created negative attention when press stories alleged that FMC products were being intentionally misused to poison lions, birds and fish in Africa."

The Company respectfully submits that this statement is materially false and misleading. While the Proponent generically uses the phrase "FMC products," the incidents cited in Proponent's supporting statement makes clear that his sole focus is on one or two of FMC's pesticide products, in particular Furadan, which was also the subject of Proponent's 2010 shareholder proposal that was excluded from the Company's 2011 proxy materials. Furadan is manufactured in FMC's Agricultural Products business segment, which is one of three of FMC's reportable business segments – Agricultural Products, Specialty Chemicals and Industrial Chemicals. None of Proponent's claims in the supporting statement have any basis whatsoever with regard to our Specialty Chemicals or Industrial Chemicals products, and if so construed would be false and misleading.

The Proposal calls for a Sustainability Report covering all of FMC's operations, and FMC's Sustainability Report to be published in 2012 will cover all of FMC's businesses and products in all three business segments. Accordingly, unless adequately qualified by reference to the single business segment in which the misuse occurred, the allegations relating to historical third party misuse of materials that were allegedly FMC products will likely be misconstrued by a reader as if they related to all of FMC's businesses and operations generally, which renders the statement false and misleading.

As in his proposal of last year, the Proponent is referencing media reports on various internet blogs and television media regarding alleged misuse of carbofuran insecticides in East Africa. As described in our 2010 No Action Request, although FMC does make and sell an agricultural use pesticide under the brand name "Furadan" – one of a number of commercially available carbofuran-based pesticides made and distributed by a number of different companies throughout the world – we ceased all sales of Furadan in East Africa and recalled all Furadan product. We did this voluntarily in response to the reports of third-party misuse of a substance that was suspected of being Furadan, in spite of the absence of definitive scientific evidence that Furadan was the substance involved in the third-party misuse.

As also described in our 2010 No Action Request, sales of pesticides such as Furadan and all other FMC pesticides are highly regulated. In every country in which we do business – even in rapidly developing nations – pesticide products must first be registered with a governmental agency responsible for confirming that the product label is appropriate for safe use in that nation. Further, FMC sells pesticide products only through *licensed* distributors worldwide and authorizes the sales and use of those products to *licensed* retail shops that sell agricultural products. Finally, since the conclusion of FMC's buyback program in East Africa in 2010, we have not received any substantiated media reports of misuse of any FMC product in Africa.

2. **Proponent's Statement:** "FMC has not established objective systems to confirm or deny these allegations."

The Company respectfully submits that this statement is materially false and misleading.[2] Ample evidence that this statement is false and misleading is set forth on pages 5-8 of our 2010 No Action Request, which provide a detailed description of the objective systems in place to identify and respond to all alleged pesticide misuse incidents. See Appendix 3. In summary, the Company has systems and processes in place at the local, regional and global business-wide levels to respond effectively to any alleged product misuse events, and has maintained and further strengthened those systems during 2011. Our Corporate Sustainability Council with dedicated full-time staff is yet another demonstration of the Company's commitment to investigate all such incidents in a prompt and objective manner.

3. **Proponent's Statement:** "FMC's business worldwide poses questions on its operational impact to human health, human rights, wildlife poisonings and environmental consequences. While Management states it is concerned about the communities in which FMC

[2]Note that this claim also refers to the allegations relating to incidents allegedly involving a particular product manufactured in FMC's Agricultural Products segment, and not to products manufactured in any of FMC's other business segments.

operates, it has never objectively documented that commitment to corporate social responsibility."

The Company respectfully submits that this statement is materially false and misleading.[3] Extensive objective documentation of the Company's longstanding commitment to corporate social responsibility is described on pages 8-11 of our 2010 No Action Request. See Appendix 3. In summary, the Company has publicly and repeatedly stated its commitment to corporate social responsibility at the Board and Management levels. These commitments are available publicly on the FMC website as well as evidenced by the Company's many outreach efforts such as training of farmers who use our pesticide products, communications with neighbors of our manufacturing plants, and meetings with government officials. We also actively participate in industry groups which have common goals of safe chemical production and use, such as the American Chemistry Council. Of course, our Corporate Sustainability Council and public reporting described earlier, and our separate independent Agricultural Products Sustainability Council further demonstrate such commitment. All these efforts have been maintained or strengthened throughout 2011 and will remain so going forward.

4. **Proponent's Statement:** "For example, FMC products that are dangerous to human exposure may be used with little or no protective equipment by farm workers in some countries."

The Company respectfully submits that this statement is materially false and misleading.[4] FMC pesticide products always have labels that instruct users on proper protective equipment. If protective equipment is required, the farm workers are instructed by label (and further supported through in-person stewardship training) to use that equipment. FMC has itself provided protective equipment such as gloves or goggles to many farmers in developing economies so that they use the product properly.

5. **Proponent's Statement:** "FMC products have been misused causing the poisoning of bald eagles in North America, lions and vultures in Africa, golden eagles and red kites in Scotland, coyotes in the US and domestic pet dogs in New Jersey, Connecticut, New York, Ohio, Kentucky and Tennessee."

The Company respectfully submits that this statement is materially false and misleading.[5] While the Company recognizes that there was a spate of incidents in which a

---

[3]See footnote 2.

[4]See footnote 2.

[5]See footnote 2.

substance suspected of being Furadan was misused to target coyotes in the U.S. in the 1990s, FMC quickly responded with a model stewardship program and the illegal baiting of this wildlife stopped. Although FMC is aware of various other historical isolated incidents involving harm to wildlife alleged to have involved carbofuran, these incidents were either (a) never confirmed as involving an FMC-produced pesticide product or (b) speculative and unsubstantiated. Further, with regard to U.S. incidents in particular, not only have we investigated every such incident which came to our attention and cooperated with law enforcement regarding these third-party criminal misuses, but our voluntary cancellation of all end-use carbofuran registrations and our buy-back of inventory has eliminated any possibility of any future misuse events involving any FMC products containing carbofuran.

6. **Proponent's Statement:** "Even FMC's products when "properly" used still unintentionally killed birds, fish, and other wildlife. FMC products can cause soil, water and groundwater contamination."

The Company respectfully submits that this statement is materially false and misleading.[6] When a government agency decides to register a pesticide, it determines whether the risk of potential adverse effects to birds, fish and wildlife is unreasonable and unacceptable, taking into account the benefits offered in improved crop protection. Thus, while it is true that, on occasion, some birds, fish or other wildlife may be affected by ordinary proper use of a pesticide product, it is materially misleading to imply that such limited and unintentional consequences constitute disregard for sustainable management of our products. The registration process and various adverse effect reporting systems, together with FMC's stewardship program, all address potential adverse effects on larger numbers of wildlife that could threaten wildlife in a particular ecosystem. None of FMC's products pose any such risk to birds, fish or other wildlife when used properly according to label.

SUMMARY

Due to the preponderance of materially false and misleading statements contained in the Proposal and the Supporting Statement, even after having provided the foregoing description of false and misleading statements to the Proponent with an opportunity to cure them (along with suggestions as to how to cure them), the Company believes that any attempt to correct and edit the Proposal and the Supporting Statement would be fruitless. The Company respectfully submits that the Proposal may be excluded from the 2012 Proxy Materials by virtue of Rule 14a-8(i)(3) and requests that the Staff not allow the defects in the Proposal to be corrected by amendment.

---

[6] See footnote 2.

In the alternative, if the Staff is unable to concur with the Company's conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, the Company respectfully requests that the Staff recommend the exclusion of the statements specifically discussed above. In the event the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, the Company respectfully requests explicit confirmation from the Staff that such revisions are first confirmed as accurate and subject to complete exclusion by the Company if they cause the Proposal to exceed the 500 word limitation set forth in Rule 14a-8(d) of the Exchange Act.

CONCLUSION

Based on the foregoing analysis, the Company believes that it may omit the Proposal from its 2011 Proxy Materials in reliance on either or all of paragraphs (i)(7), (i)(10) and (i)(3) of Rule 14a-8, and the Company respectfully requests that the Staff not recommend any enforcement action if the Company omits the Proposal from such proxy materials.

To facilitate transmission of the Staff's response to our request, my facsimile number is (215) 299-6728. If the Company can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (215) 299-6990. Thank you for your consideration of this request.

Respectfully

Andrea E. Utecht

Andrea E. Utecht
Executive Vice President, General Counsel
and Secretary
FMC Corporation

cc: Mr. David Brook (w/encl.)

APPENDIX 1

Shareholder Proposal
and
Supporting Statement
of
David Brook

November 23, 2011

REQUEST FOR COMPREHENSIVE AND OBJECTIVE FMC SUSTAINABILITY REPORTING INVOLVING ALL STAKEHOLDERS USING INDEPENDENT PREPARER

FMC conducts business in the global economy and 43% of its sales in 2010 came from developing economies. These countries may have little or no governmental controls over sales and uses of FMC products. This issue created negative attention when press stories alleged that FMC products were being intentionally misused to poison lions, birds and fish in Africa. FMC has not established objective systems to confirm or deny these allegations.

FMC's business worldwide poses questions on its operational impact to human health, human rights, wildlife poisonings and environmental consequences. While Management states it is concerned about the communities in which FMC operates, it has never objectively documented that commitment to corporate social responsibility. For example, FMC products that are dangerous to human exposure may be used with little or no protective equipment by farm workers in some countries. FMC products have been misused causing the poisoning of bald eagles in North America, lions and vultures in Africa, golden eagles and red kites in Scotland, coyotes in the U.S., domestic pet dogs in New Jersey, Connecticut, Tennessee and raptors in New York, Ohio and Kentucky. Even FMC's products when "properly" used still unintentionally killed birds, fish and other wildlife. FMC products can cause soil, water and groundwater contamination. FMC has avoided publicly addressing these issues. FMC should take responsibility for all uses of its products regardless of whether they are properly used or misused.

FMC should begin comprehensively benchmarking its corporate footprint to identify where it is succeeding/failing and what steps it needs to take to better protect the world's people, wildlife and the environment. FMC's Corporate Management can then set in place changes to better respect human rights, human health, animal species and the environment. While FMC has stated it will produce some form of Sustainability Report, it has failed to commit to the shareholders that this report will be more than a glossy marketing brochure only trumpeting accomplishments, but hiding problems that could lower profitability.

RESOLVED, the Shareholders request the Board:

- Prepare FMC's "Sustainability Report" as soon as possible, but no later than October 1, 2012, and annually thereafter, at reasonable cost, excluding proprietary information, which establishes benchmark objective information and recommendations on FMC's sustainability policies and performance.

- The report should include multiple objective statistical indicators identifying accomplishments, failures and objectives of FMC, covering all FMC operations worldwide including human rights, human health, wildlife and the environment.

- The report should provide the Company's definition of sustainability, as well as a company-wide review of FMC policies, practices, and indicators related to measuring long-term social and environmental sustainability.

- The report will be prepared by an independent third party organization with no financial or organizational ties to FMC which shall be given full access to all FMC data and it shall also gather relevant outside data. Stakeholder/shareholder involvement shall be sought and included throughout the report preparation process.

I, therefore, **URGE** all Shareholders to vote <u>**FOR**</u> this proposal.

****

The following is not part of the proposal.

Submitted on: November 21, 2011

By: David Brook

FISMA & OMB Memorandum M-07-16

Owner of 76 + shares, since on or about July 29, 2009.
11/21/11 1:35 PM

APPENDIX 2

Correspondence

between

David Brook

and

FMC Corporation

Friedel, Robert

From: Andrea Utecht <Andrea.Utecht@fmc.com>
Sent: Sunday, December 25, 2011 3:43 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Requested Modifications to Supporting Statement for your Shareholder Proposal

David:

It probably makes more sense at this point for us to go ahead and make our filing with the SEC, which will describe for you the depth of our commitment to publish a Sustainability Report in 2012 and provide detail on the content. We are working with BrandLogic to obtain a date for a meeting with you in the Princeton area in the first half of January so you will be able to judge first hand our bona fides concerning the preparation of a meaningful report.

Hope you enjoy your Christmas holiday.

Andrea

Sent from my iPad

On Dec 24, 2011, at 10:00 AM***FISMA & OMB Memorandum M-07-16*** wrote:

> Andrea, can someone tell what incentive I have been given by FMC to change a single word in my proposal when FMC offers me nothing other than the right to challenge it later?
>
> Your attorneys know that any "false and misleading" claims will be rejected by the SEC, since, first none of what I have written is false or misleading except to your company and second they will tell you to provide any objections in your proxy response. It is not my fault that your attorneys are reading into my words and then trying to editorialize my proposal and make it into a meaningless ramble. Example, please tell me which "developing economies" have "restricted use" pesticide classifications like in the US and "licensed" applicators of those restricted use pesticides like in the US? I have never said a word about "registered" distributors have I?
>
> I will review your comments in more detail, and let you know if I intend to make any changes, but unless FMC is willing to make defined changes in how it has minimally suggested that it will be preparing a sustainability report as I have asked, you have offered me nothing to make me want to change the wording or my position. By the way, a web page that says FMC will be preparing a report demonstrates nothing as it relates to any legal obligation for which FMC has committed to act. FMC could remove that web page tomorrow should it choose to and there would be no consequences, since there is no written separate supportable corporate commitment, that I have seen, which independently verifies that FMC will produce this report.
>
> Negotiation means both parties are willing to modify their original positions. I am willing to do that, but FMC has not demonstrated any good faith offers to do that.
>
> If FMC is willing to agree to the use of a third party unrelated independent entity for the preparation of the sustainability report which involves stakeholders who are not be paid in any way by FMC, in order to produce a report which is more than a glossy marketing platform, then we can have a productive dialogue.
>
> Please let me know if you want to talk over the weekend or on Monday or Tuesday.

I hope you have an enjoyable holiday.

David

From: "Andrea Utecht" <Andrea.Utecht@fmc.com>
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 23, 2011 8:59:53 AM
Subject: Requested Modifications to Supporting Statement for your Shareholder Proposal

Dear David:

As I had previously mentioned, we are sending you a proposed markup of the statements supporting your proposal, to eliminate what we deem to be false and misleading statements. The footnotes indicate the basis for the changes that would be provided to the SEC. If you are in agreement with these changes, then we will not have to include any discussion of them in our no-action request, which is due on December 27. Therefore, please let me know prior to that date if you do agree to these changes.

Please note that the fact that we have identified these particular statements as false or misleading does not mean that we have determined that the other statements in your supporting statement or the proposal are not false or misleading. Also, although we have suggested modifications to certain sentences to make them not so false or misleading as to be objectionable pursuant to Rule 14a-8(i)3, our suggested modifications should not be construed as though we are in agreement with the sentences as modified. We reserve the right to object to the underlying substance of the supporting statement and proposal, including these modified sentences.

If you have any questions about the foregoing, feel free to contact me.

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

FMC REQUEST FOR MODIFICATIONS TO ELIMINATE FALSE AND MISLEADING STATEMENTS DECEMBER 23, 2011

REQUEST FOR COMPREHENSIVE AND OBJECTIVE FMC SUSTAIN ABILITY REPORTING INVOLVING ALL STAKEHOLDERS USING INDEPENDENT PREPARER

FMC conducts business in the global economy and 43% of its sales in 2010 came from developing economies. ~~These countries may have little or no governmental controls over sales and uses of FMC products.~~[1] ~~This issue created~~ FMC was subjected to negative attention when press stories alleged that Furadan, an agricultural pesticide made by FMC products was~~were~~ being intentionally misused to poison lions, birds and fish in Africa.[2] ~~FMC has not established objective systems to confirm or deny these allegations.~~[3]

FMC's business worldwide poses questions on its operational impact to human health, human rights, wildlife poisonings and environmental consequences. ~~While Management states it is concerned about the communities in which FMC operates, it has never objectively documented that commitment to corporate social responsibility.~~[4] For example, Furadan and other FMC agricultural pesticide products used overseas ~~that are~~may be dangerous to human exposure ~~may be~~if not used with

---

[1] Sales of pesticides such as Furadan and all other FMC pesticides are highly regulated. In every country in which FMC does business – even in rapidly developing nations – pesticide products must first be registered with a governmental agency responsible for confirming that the product label is appropriate for safe use in that country. Further, FMC sells pesticide products only through *licensed* distributors worldwide and authorizes the sales and use of those products to *licensed* retail shops that sell agricultural products.

[2] The only incidents D. Brook has mentioned in his 2010 shareholder proposal and subsequent conversations and correspondence with FMC have related to carbamate products manufactured in FMC's Agricultural Products business segment, and almost entirely to Furadan. It would be false and misleading to paint the entire company's business with the same brush. These sorts of allegations should be tailored to the products and business segment to which they relate.

[3] FMC has systems and processes in place at the local, regional and global business-wide levels to respond effectively to any alleged product misuse events, and has maintained and further strengthened those systems during 2011. See pages 5-8 of FMC's December 29, 2010 letter to the Commission regarding D. Brook's 2010 shareholder proposal.

[4] FMC has publicly and repeatedly stated its commitment to corporate social responsibility at the Board and Management levels. These commitments are available publicly on the FMC website as well as evidenced by the Company's many outreach efforts such as training of farmers who use our pesticide products, communications with neighbors of our manufacturing plants, and meetings with government officials. FMC also actively participates in industry groups which have common goals of safe chemical production and use, such as the American Chemistry Council. FMC's Corporate Sustainability Council and public reporting and its separate independent Agricultural Products Sustainability Council further demonstrate such commitment. All these efforts have been maintained or strengthened throughout 2011 and will remain so going forward. See pages 8-11 of FMC's December 29, 2010 letter to the Commission regarding D. Brook's 2010 shareholder proposal.

~~little or no~~the proper protective equipment by farm workers ~~in some countries~~.[5] ~~FMC products~~ Furadan has been suspected of being~~have been~~ misused by third parties to caus~~e~~ing the poisoning of bald eagles in North America, lions and vultures in Africa, golden eagles and red kites in Scotland, coyotes in the U.S. and domestic pet dogs in New Jersey, Connecticut, New York, Ohio, Kentucky and Tennessee.[6] ~~Even FMC's products when "properly" used still unintentionally killed birds, fish and other wildlife.[7]~~ FMC products can cause soil, water and groundwater contamination and harm birds, fish and other wildlife. FMC has avoided publicly addressing these issues. FMC should take responsibility for all uses of its products regardless of whether they are properly used or misused.

FMC should begin comprehensively benchmarking its corporate footprint to identify where it is succeeding/failing and what steps it needs to take to better protect the world's people, wildlife and the environment. FMC's Corporate Management can then set in place changes to better respect human rights, human health, animal species and the environment. ~~While FMC has stated it will produce some form of Sustainability Report, it has failed to commit to the shareholders that this report will be more than a glossy marketing brochure only trumpeting accomplishments, but hiding problems that could lower profitability.[8]~~

RESOLVED, the Shareholders request the Board:

---

[5] FMC pesticide products always have labels that instruct users on proper protective equipment. If protective equipment is required, the farm workers are instructed by label (and so supported through stewardship training) to use that equipment. FMC has itself provided protective equipment such as gloves or goggles to many farmers in developing economies so that they use the product properly. See also footnote 2 above regarding limiting this allegation to Furadan.

[6] FMC is aware of various other alleged past incidents involving carbofuran but these other events were either (a) never confirmed as involving an FMC-produced pesticide products or (b) speculative and unsubstantiated. Further, with regard to U.S. incidents in particular, not only did FMC investigate issues which came to its attention and cooperate with law enforcement regarding these third-party criminal misuses, but the Company's voluntary cancellation of all end-use carbofuran registrations and buy-back of inventory has eliminated any potential repeat of such intentional misuse events. Accordingly, any reference to a linkage between a poisoning and any FMC product should be characterized as "alleged." See also footnote 2 above regarding limiting any such allegations to Furadan.

[7] Government licensing and registration of a pesticide requiring a determination ~~i~~of whether the risk of potential adverse effects to birds, fish and wildlife is unreasonable and unacceptable, taking into account the benefits offered in improved crop protection. Thus, while it is true that, on occasion, some birds, fish or other wildlife may be affected by ordinary proper use of a pesticide product, it is materially misleading to imply that such limited and unintentional consequences constitute disregard for sustainable management of our products. The registration process and various adverse effect reporting systems, in conjunction with FMC's stewardship program, all address potential adverse effects on larger numbers of wildlife that could threaten a -wildlife in a particular ecosystem. None of FMC's products pose any such risk to birds, fish or other wildlife when used properly according to label. Nevertheless, we will not object on 14a-8(i)(3) grounds to referencing the potential harm to birds, fish and other wildlife as reflected in the next sentence in the text, as modified.

[8] See FMC's public commitment to publishing a sustainability report using GRI framework at http://www.fmc.com/sustainability/GRIIndex.aspx ("FMC is in the process of compiling data and information for our first sustainability report, which will follow the GRI Guidelines.")

- Prepare FMC's "Sustainability Report" as soon as possible, but no later than October 1, 2012, and annually thereafter, at reasonable cost, excluding proprietary information, which establishes benchmark objective information and recommendations on FMC's sustainability policies and performance.

- The report should include multiple objective statistical indicators identifying accomplishments, failures and objectives of FMC, covering all FMC operations worldwide including human rights, human health, wildlife and the environment.

- The report should provide the Company's definition of sustainability, as well as a company-wide review of FMC policies, practices, and indicators related to measuring long-term social and environmental sustainability.

- The report will be prepared by an independent third party organization with no financial or organizational ties to FMC which shall be given full access to all FMC data and it shall also gather relevant outside data. Stakeholder/shareholder involvement shall be sought and included throughout the report preparation process.

I, therefore, **URGE** all Shareholders to vote **<u>FOR</u>** this proposal.

****

The following is not part of the proposal. Submitted on: November 21, 2011

By: David Brook

FISMA & OMB Memorandum M-07-16

Owner of 76 + shares, since on or about July 29, 2009.

11/21/11 1:35 PM

#15330772 v1#15314105 v1

Andrea Utecht

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 21, 2011 9:50 AM
To: Andrea Utecht
Subject: Re: Shareholder Proposal and Further Discussions

Andrea, a meeting in the Princeton area would be best.

Let me know what times are good.

Please feel free to send me the letter, but please also help me to understand by explicitly identify what word or group of words FMC considers to be "false and/or misleading." What I would like is an actual citation or report or some other information which shows me why FMC thinks this is so. I will take a very careful look and get back to you on the information you will be providing.

Thank you,

David

From: "Andrea Utecht" <Andrea.Utecht@fmc.com>
To: ***FISMA & OMB Memorandum M-07-16***
Cc: "Thomas Schneberger" <Thomas.Schneberger@fmc.com>
Sent: Wednesday, December 21, 2011 9:30:01 AM
Subject: RE: Shareholder Proposal and Further Discussions

David,

Thanks for replying to my Dec 7 request with regard to your availability for a meeting. We will contact BrandLogic today to determine their availability, but based on my and Tom's schedules and the upcoming holidays, it is likely we will not be able to meet until sometime in January. Since we have to file our no-action letter request with the SEC by December 27 in order to comply with the rules, we will proceed to do so. However, if the meeting in January is productive and we are able to reach a resolution, we would contemplate withdrawing the letter.

Please note that we will also be sending a letter to you in the few days requesting that you consider changes to certain aspects of the proposal in order to eliminate what we consider to be false/and or misleading statements.

Andrea

Andrea E. Utecht
Executive Vice President,

General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 20, 2011 8:40 AM
To: Andrea Utecht
Subject: Re: Shareholder Proposal and Further Discussions

Andrea, my apologies for the delayed response. I would like to meet to discuss, I am available this week and next. I also know that I will be unable to get to Philadelphia, so if we can meet somewhere in the middle, that would be better.

Let me know Tom's schedule and we can set a time.

Thanks, David

From: "Andrea Utecht" <Andrea.Utecht@fmc.com>
To: ***FISMA & OMB Memorandum M-07-16***
Cc: "Thomas Schneberger" <Thomas.Schneberger@fmc.com>
Sent: Wednesday, December 7, 2011 5:47:21 PM
Subject: RE: Shareholder Proposal and Further Discussions

David:

If you let me know your availability next week, I can try to set something up. We need to move quickly as the deadline for a submission to exclude the proposal is December 27, and obviously if we could come to some kind of meeting of the minds such that you were willing to withdraw the proposal, we would prefer to avoid the time and expense of preparing the SEC materials.

I would suggest that you meet both with Tom Schneberger, who is the FMC Director of the Sustainability Initiative, and a representative of BrandLogic, the independent third party with whom we have contracted to write the report and who is experienced in stakeholder communication as a part of the process. I would probably also attend.

Please get back to me with some dates as soon as possible. If you have time this week you should include those dates as well, although I am not sure I could pull the group together that quickly.

Andrea

Andrea Utecht

From: Andrea Utecht
Sent: Wednesday, December 21, 2011 9:30 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Thomas Schneberger
Subject: RE: Shareholder Proposal and Further Discussions

David,

Thanks for replying to my Dec 7 request with regard to your availability for a meeting. We will contact BrandLogic today to determine their availability, but based on my and Tom's schedules and the upcoming holidays, it is likely we will not be able to meet until sometime in January. Since we have to file our no-action letter request with the SEC by December 27 in order to comply with the rules, we will proceed to do so. However, if the meeting in January is productive and we are able to reach a resolution, we would contemplate withdrawing the letter.

Please note that we will also be sending a letter to you in the few days requesting that you consider changes to certain aspects of the proposal in order to eliminate what we consider to be false/and or misleading statements.

Andrea

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 20, 2011 8:40 AM
To: Andrea Utecht
Subject: Re: Shareholder Proposal and Further Discussions

Andrea, my apologies for the delayed response. I would like to meet to discuss, I am available this week and next. I also know that I will be unable to get to Philadelphia, so if we can meet somewhere in the middle, that would be better.

Let me know Tom's schedule and we can set a time.

Thanks, David

Andrea Utecht

From: Andrea Utecht
Sent: Tuesday, December 20, 2011 5:02 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Shareholder Proposal and Further Discussions

I am out of the office today. I will check with Tom and get back to you.

Sent from my iPhone

On Dec 20, 2011, at 8:39 AM, ***FISMA & OMB Memorandum M-07-16*** wrote:

> Andrea, my apologies for the delayed response. I would like to meet to discuss, I am available this week and next. I also know that I will be unable to get to Philadelphia, so if we can meet somewhere in the middle, that would be better.
>
> Let me know Tom's schedule and we can set a time.
>
> Thanks, David
>
> ---
>
> **From:** "Andrea Utecht" <Andrea.Utecht@fmc.com>
> **To:** ***FISMA & OMB Memorandum M-07-16***
> **Cc:** "Thomas Schneberger" <Thomas.Schneberger@fmc.com>
> **Sent:** Wednesday, December 7, 2011 5:47:21 PM
> **Subject:** RE: Shareholder Proposal and Further Discussions
>
> David:
>
> If you let me know your availability next week, I can try to set something up. We need to move quickly as the deadline for a submission to exclude the proposal is December 27, and obviously if we could come to some kind of meeting of the minds such that you were willing to withdraw the proposal, we would prefer to avoid the time and expense of preparing the SEC materials.
>
> I would suggest that you meet both with Tom Schneberger, who is the FMC Director of the Sustainability Initiative, and a representative of BrandLogic, the independent third party with whom we have contracted to write the report and who is experienced in stakeholder communication as a part of the process. I would probably also attend.
>
> Please get back to me with some dates as soon as possible. If you have time this week you should include those dates as well, although I am not sure I could pull the group together that quickly.
>
> Andrea
>
> ---
>
>

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 07, 2011 5:35 PM
To: Andrea Utecht
Subject: Re: Shareholder Proposal and Further Discussions

Andrea, I do think it would be helpful to have a discussion with the people directly involved.

At least that would clarify if we are close or far apart.

Let me know how to set this up.

Thank you,

David

From: "Andrea Utecht" <Andrea.Utecht@fmc.com>
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 5, 2011 2:16:08 PM
Subject: RE: Updated Evidence of Stock Ownership - Shareholder Proposal

Dear David:

I can tell you that we have a written contract with a third party, which had no prior relationship with FMC, to prepare the sustainability report. That was entered into in September, obviously well before we received your proposal. It contemplates a report being ready in "early 2012". We are willing to add stakeholders to the list of people to be interviewed in connection with the report via a formal amendment. In my opinion, this would constitute substantial implementation of your proposal.

If you are serious about amicably resolving this matter, it may be appropriate for you to meet with the third party and our employee who is the full time director of our sustainability initiative. However, there is no reason to waste everyone's time if you are not willing to be flexible in terms of what your idea of the report should be, since as you noted in your email, the SEC does exhibit flexibility in determining substantial implementation.

Andrea

---

have received this communication in error, please notify me by e-mail (andrea.utecht@fmc.com) or by telephone (call us collect at 215/299-6990) and delete this message and any attachments. Thank you in advance for your cooperation and assistance.

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 05, 2011 10:04 AM
To: Andrea Utecht
Subject: Re: Updated Evidence of Stock Ownership - Shareholder Proposal

Andrea, please find a letter from Fidelity Investments which confirms my current ownership of FMC stock and the fact that the value has not dropped below the $2000.00 threshold for the past twelve months.

Please let me know if there is any other information which you would like.

Since it appears that procedurally FMC will not be able to block my proposal, maybe you can let me know if you would like to discuss an amicable resolution.

While I am sure that if FMC decides to "fight" your basic argument will most likely be substantial implementation, I will suggest that while the SEC may give leeway to a company saying it will be doing something, it may not agree that talking alone is "substantial implementation." While we may disagree on what "substantial" means, I believe that based upon what you have told me that FMC is doing something, but it is not "substantial" at this point. It also appears to be different than what I am asking for, so substantial my be irrelevant, since I am asking for a more comprehensive process than what you have stated is envisioned.

If FMC decides to work to exclude my proposal, I will have limited time to prepare my arguments. Regardless, can you please provide me with any information from FMC's corporate management which provides commitments which have been made in writing to this process and any decisions on third party drafting or review and what process you intend to use to identify and involve outside stakeholders in this sustainability reporting process. Can you also provide me with any FMC written management commitment to release this report no later than April 2011.

Thank you,

David

From: "Andrea Utecht" <Andrea.Utecht@fmc.com>
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 1, 2011 12:58:47 PM
Subject: RE: Updated Evidence of Stock Ownership - Shareholder Proposal

OK – sounds good.

Please be advised that this transmittal may be a confidential attorney-client communication or may otherwise be privileged or confidential. If you are not the intended recipient, please do not read, copy or re-transmit this communication. If you have received this communication in error, please notify me by e-mail (andrea.utecht@fmc.com) or by telephone (call us collect at 215/299-6990) and delete this message and any attachments. Thank you in advance for your cooperation and assistance.

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 01, 2011 12:58 PM
To: Andrea Utecht
Subject: Re: Updated Evidence of Stock Ownership - Shareholder Proposal

Andrea, I am told by Fidelity that they should have this document prepared by tomorrow (or Monday at the latest) and as soon as I get it I will fax it or email it to you.

David

From: "Andrea Utecht" <Andrea.Utecht@fmc.com>
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 29, 2011 5:57:25 PM
Subject: RE: Updated Evidence of Stock Ownership - Shareholder Proposal

OK – that's all we need. Thank you.

Please be advised that this transmittal may be a confidential attorney-client communication or may otherwise be privileged or confidential. If you are not the intended recipient, please do not read, copy or re-transmit this communication. If you have received this communication in error, please notify me by e-mail (andrea.utecht@fmc.com) or by telephone (call us collect at 215/299-6990) and delete this message and any attachments. Thank you in advance for your cooperation and assistance.

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 29, 2011 5:57 PM

To: Andrea Utecht
Subject: Re: Updated Evidence of Stock Ownership - Shareholder Proposal

Andrea, no problem, nothing has changed as to my ownership, but I will contact Fidelity to get a statement and I will send it to you.

I will ask them to expedite this request.

David

From: "Andrea Utecht" <Andrea.Utecht@fmc.com>
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 29, 2011 5:49:22 PM
Subject: Updated Evidence of Stock Ownership - Shareholder Proposal

Dear David:

In connection with your proposal, can you please update the evidence of your stock ownership? The one you sent shows holdings through the close of business on 11/09/10, which is more than a year ago.

Thank you.

Andrea

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

Andrea Utecht

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 23, 2011 2:57 PM
To: Andrea Utecht
Subject: Re: Corrected Proposal

Andrea, Thank you. I hope you have a nice Thanksgiving.

David

From: "Andrea Utecht" <Andrea.Utecht@fmc.com>
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 23, 2011 10:05:05 AM
Subject: Re: Corrected Proposal

David,
No problem, we will take the corrected proposal. Have a nice Thanksgiving.

Sent from my iPad

On Nov 23, 2011, at 10:02 AM, ***FISMA & OMB Memorandum M-07-16*** wrote:

> Andrea, in the interest of making a minor correction to the animals killed by Furadan, I revised the language in the Proposal to identify that the animals killed in New York, Ohio and Kentucky were raptors (also other birds and mammals, but not enough space to include all species.) I had previously stated that dogs were poisoned in those states and while that may have occurred, the criminal convictions were for killing raptors. I stand corrected.
>
> The word count is now exactly 500 words.
>
> Please let me know if you consider this change to be a problem. I did not want you to suggest that I was providing false or misleading information.
>
> I am enclosing a copy of the amended Proposal, with only that sentence changed.
>
> Thank you,
>
> David
>
> <Amended FMC Corporation 2012 Brook Shareholder Proposal.doc>

REQUEST FOR COMPREHENSIVE AND OBJECTIVE FMC SUSTAINABILITY REPORTING INVOLVING ALL STAKEHOLDERS USING INDEPENDENT PREPARER

FMC conducts business in the global economy and 43% of its sales in 2010 came from developing economies. These countries may have little or no governmental controls over sales and uses of FMC products. This issue created negative attention when press stories alleged that FMC products were being intentionally misused to poison lions, birds and fish in Africa. FMC has not established objective systems to confirm or deny these allegations.

FMC's business worldwide poses questions on its operational impact to human health, human rights, wildlife poisonings and environmental consequences. While Management states it is concerned about the communities in which FMC operates, it has never objectively documented that commitment to corporate social responsibility. For example, FMC products that are dangerous to human exposure may be used with little or no protective equipment by farm workers in some countries. FMC products have been misused causing the poisoning of bald eagles in North America, lions and vultures in Africa, golden eagles and red kites in Scotland, coyotes in the U.S., domestic pet dogs in New Jersey, Connecticut, Tennessee and raptors in New York, Ohio and Kentucky. Even FMC's products when "properly" used still unintentionally killed birds, fish and other wildlife. FMC products can cause soil, water and groundwater contamination. FMC has avoided publicly addressing these issues. FMC should take responsibility for all uses of its products regardless of whether they are properly used or misused.

FMC should begin comprehensively benchmarking its corporate footprint to identify where it is succeeding/failing and what steps it needs to take to better protect the world's people, wildlife and the environment. FMC's Corporate Management can then set in place changes to better respect human rights, human health, animal species and the environment. While FMC has stated it will produce some form of Sustainability Report, it has failed to commit to the shareholders that this report will be more than a glossy marketing brochure only trumpeting accomplishments, but hiding problems that could lower profitability.

RESOLVED, the Shareholders request the Board:

- Prepare FMC's "Sustainability Report" as soon as possible, but no later than October 1, 2012, and annually thereafter, at reasonable cost, excluding proprietary information, which establishes benchmark objective information and recommendations on FMC's sustainability policies and performance.

- The report should include multiple objective statistical indicators identifying accomplishments, failures and objectives of FMC, covering all FMC operations worldwide including human rights, human health, wildlife and the environment.

- The report should provide the Company's definition of sustainability, as well as a company-wide review of FMC policies, practices, and indicators related to measuring long-term social and environmental sustainability.

- The report will be prepared by an independent third party organization with no financial or organizational ties to FMC which shall be given full access to all FMC data and it shall also gather relevant outside data. Stakeholder/shareholder involvement shall be sought and included throughout the report preparation process.

I, therefore, **URGE** all Shareholders to vote **<u>FOR</u>** this proposal.

****

The following is not part of the proposal.

Submitted on: November 21, 2011

By: David Brook

FISMA & OMB Memorandum M-07-16

Owner of 76 + shares, since on or about July 29, 2009.
11/21/11 1:35 PM

Andrea Utecht

From: Andrea Utecht
Sent: Mondav. November 21. 2011 3:13 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: 2012 FMC Shareholder Proposal Enclosed

OK David, thank you.

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 21, 2011 2:37 PM
To: Andrea Utecht
Subject: 2012 FMC Shareholder Proposal Enclosed

Andrea, enclosed is my 2012 shareholder proposal including:

A four page cover letter;

The two page proposal;

A one page stock ownership certificate.

I am also faxing a copy to you and sending a hard copy via FedEx standard overnight.

In keeping with our prior conversation, I have kept all statements in the proposal focused on the facts and I did not present any "inflammatory" language that you expressed some concern about. Please let me know if you would like to discuss any matters relating to this proposal and how we can work to an amicable resolution, if you would like.

David

ISMA & OMB Memorandum M-07-16***

David Brook

FISMA & OMB Memorandum M-07-16

Sent Via FedEx Standard Overnight Delivery: Tracking Number ***FISMA & OMB Memorandum M-07-16***
Sent Via E-Mail to: Andrea.Utecht@fmc.com
Sent Via Facsimile: (215) 299-6728

November 21, 2011

Ms. Andrea E. Utecht
Vice President, General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, Pennsylvania 19103

Re: Shareholder Proposal:
Request for Comprehensive And Objective FMC Sustainability Reporting Involving All Stakeholders Using Independent Preparer

Dear Ms. Utecht:

I am writing to you as the Corporate Secretary, as required in the FMC Corporation ("FMC") Notice of Annual Meeting Statement dated March 21, 2011, Page 18, as the FMC Officer requiring notification of my intention to submit a shareholder proposal for the 2012 FMC Annual Meeting. Enclosed is a timely shareholder proposal intended to establish a comprehensive and objective sustainability reporting process at FMC. FMC has stated the due date for such a proposal is not later than tomorrow, November 22, 2011.

The proposal addresses the need for FMC to comprehensively and objectively prepare sustainability reports. The basis for this proposal is to create and increase the transparency of this reporting process in order to more thoroughly investigate and report on the success and/or failure of FMC operations worldwide. I am sure that you can appreciate that certain issues have been raised across the planet as to how FMC operates in the global economy. While the use and misuse of certain FMC products has raised a spotlight on FMC's commitment to corporate social responsibility, FMC as a corporation has never comprehensively examined <u>all</u> of its operations in its three divisions, to determine if there are additional issues which adversely impact human health, human rights, domestic pets and wildlife around the world and the overall impact of FMC's operations on the environment.

This proposal provides a framework for the Board and Management to thoroughly and most importantly objectively examine and report on FMC's progress improving its operations and reducing its impact, especially in its growing and emerging markets in the developing economies as outlined in the 2010 Annual Report.

The issue of how FMC goes about carefully preparing this Sustainability Report centers on establishing and maintaining transparency throughout all phases of report preparation. First, FMC should not prepare this report itself, simply because of the perception that the proverbial "fox" probably cannot be trusted to report on the health of the "chicken coop." In addition, FMC's own employees, who may be risk adverse to loosing their jobs should they identify issues that may be embarrassing to the company, may not be willing to raise any unpopular issues. Therefore this proposal presents a framework for FMC to retain an independent third party to oversee the process of issues identification, issues research, and ultimately report preparation. This critical step will allow for a process which will not simply produce a glossy marketing platform for FMC, but will produce an accurate snapshot of the successes and the failures on the part of Management to accomplish its goals relating to protecting human rights and human health, protection of wildlife across the world, increasing energy conservation, protection of domestic pets, minimizing harm to the world's environment and all other goals as it relates to long-term social and environmental sustainability.

Secondly, FMC as part of this comprehensive report, should solicit and incorporate outside stakeholders viewpoints into the Sustainability Report. These citizens, non-governmental organizations, governmental agencies, academics and others, may have different perspectives than FMC, but they may also provide insight into issues and ideas as to how FMC can improve its sustainability performance. Involvement of these stakeholders will assure that this report includes a broader spectrum of issues and recommendations for improvement. Identification of these stakeholders should be based upon accepted principles in sustainability reporting and solicitation by FMC and/or the third party preparing organization based upon known issues across the world.

As part of this process, FMC may also need to identify and establish new issues, for which it should now establish more detailed policies and procedures in order to improve upon its corporate social responsibility accomplishments. I am sure that you realize that these issues are not easily resolved, so this proposal attempts to set in place a mechanism whereby FMC will begin to make changes to benchmark and ultimately improve upon these performance measurements on a yearly basis. Unfortunately a limit of 500 words in the shareholder proposal does not allow for a full analysis and presentation of these issues. Therefore, I am more than happy to further elaborate upon these details with you and/or other officers/employees of FMC as to why this proposal has merit and why I ask Management to support the incorporation of this proposal into the 2012 FMC proxy statement.

I have provided a title to this Proposal, "REQUEST FOR COMPREHENSIVE AND OBJECTIVE SUSTAINABILITY REPORTING INVOLVING ALL STAKEHOLDERS USING INDEPENDENT PREPARER," which I ask be used in the proxy statement.

<u>PROCEDURAL COMPLIANCE WITH SEC REQUIREMENTS AND FMC BYLAWS:</u>

In order to expedite your procedural review of this proposal and its conformance with the FMC Bylaws and Securities and Exchange Commission Procedural Requirements, I provide the following information to validate my right to present this proposal under 17 CFR 240.14(a)(8).

This information was previously provided last year and I believe that FMC accepted it as conforming to the SEC requirements:

1. I have continuously held FMC Corporation securities for over a year with a value that has never dropped below $2000. I purchased 75 shares of FMC Corporation stock on or about July 29, 2009. The number of shares is currently approximately 76+ shares.

2. My address is: ***FISMA & OMB Memorandum M-07-16*** I request that my address NOT be disclosed in the proxy statement and that FMC require written requests should anyone seek to obtain my address. I also ask that I be notified of any such requests.

3. I fully intend to continue to hold these securities through the date of the next annual meeting and beyond.

4. I am enclosing a form prepared by the "record" holder of my securities, Fidelity Investments, which confirms that at the time I am submitting this proposal that I have held these securities for at least a year and the number of the current shares that I hold to be 76[1].

5. In conformance with the FMC Bylaws, Section 5, I intend to present my proposal to the shareholders at the annual meeting. Please consider this letter as notice that I request appropriate notification from FMC as to the actual 60 and 90 day window in which the corporation requests my timely notification of a formal request, should you require such.

SUBSTANTIVE COMPLIANCE WITH SEC REQUIREMENTS:

6. This proposal is intended to make recommendations on the manner in which the FMC Board and Management should institute improved actions to benchmark corporate goals and accomplishments as well as failures. While the proposal makes recommendations on how the Board should investigate and report and prepare the Sustainability Report, due to limitations on wording, it is not, and should not be considered exhaustive or limiting to the Board. There are many approaches to preparing an excellent objective and insightful report which may not be listed and for which the best approach may not be determined until the scope of this reporting process is determined. Therefore, this proposal is intended to create an evolving process which is only predicated upon a third party unrelated to FMC preparing this report and a process which is inclusive of all involved parties, whether or not they agree with FMC.

7. The proposal is 498 words, including the title and the request for support. Use of the four bullet point markers shows that count as 502, but since these are not "words" I am not counting them towards the total. Should you consider this an issue, we should discuss.

Based upon the information provided by FMC, on its own website[2], it is apparent that FMC may be seeking to do something as it relates to Sustainability Reporting, but since there is

---

1 The Fidelity Statement does doe not include the fractional shares I hold as part of my dividend reinvestments.

2 http://www.fmc.com/sustainability/GRIIndex.aspx

no defined deadline or specific outline of approach, this proposal is necessary, since FMC has not substantially implemented anything other than stating it intends to prepare this report in 2012. There is, however, no defined statement from a high level corporate official at FMC that the corporation will actually complete this report and right now FMC could decide unilaterally to push-off, delay or cancel this report, should it choose to. This proposal will assist FMC with better committing to this process and hopefully allowing for a more thorough and objective report.

I look forward to speaking with you and others at FMC on the ways that we might work together to improve upon the final outcome of comprehensive and objective sustainability reporting. If Management and/or the Board would like to support my proposal, with any changes, I would be more than happy to discuss any such ideas. I may be reached at ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** or by email at ***FISMA & OMB Memorandum M-07-16*** I would also ask that you provide me with a written acknowledgement that my proposal was timely received by your office.

Sincerely,

David Brook

Cc: Pierre Brondeau, President, CEO and Chairman of the Board (via U.S. Mail)
11/21/11 1:35 PM

Page 41 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

REQUEST FOR COMPREHENSIVE AND OBJECTIVE FMC SUSTAINABILITY REPORTING INVOLVING ALL STAKEHOLDERS USING INDEPENDENT PREPARER

FMC conducts business in the global economy and 43% of its sales in 2010 came from developing economies. These countries may have little or no governmental controls over sales and uses of FMC products. This issue created negative attention when press stories alleged that FMC products were being intentionally misused to poison lions, birds and fish in Africa. FMC has not established objective systems to confirm or deny these allegations.

FMC's business worldwide poses questions on its operational impact to human health, human rights, wildlife poisonings and environmental consequences. While Management states it is concerned about the communities in which FMC operates, it has never objectively documented that commitment to corporate social responsibility. For example, FMC products that are dangerous to human exposure may be used with little or no protective equipment by farm workers in some countries. FMC products have been misused causing the poisoning of bald eagles in North America, lions and vultures in Africa, golden eagles and red kites in Scotland, coyotes in the U.S. and domestic pet dogs in New Jersey, Connecticut, New York, Ohio, Kentucky and Tennessee. Even FMC's products when "properly" used still unintentionally killed birds, fish and other wildlife. FMC products can cause soil, water and groundwater contamination. FMC has avoided publicly addressing these issues. FMC should take responsibility for all uses of its products regardless of whether they are properly used or misused.

FMC should begin comprehensively benchmarking its corporate footprint to identify where it is succeeding/failing and what steps it needs to take to better protect the world's people, wildlife and the environment. FMC's Corporate Management can then set in place changes to better respect human rights, human health, animal species and the environment. While FMC has stated it will produce some form of Sustainability Report, it has failed to commit to the shareholders that this report will be more than a glossy marketing brochure only trumpeting accomplishments, but hiding problems that could lower profitability.

RESOLVED, the Shareholders request the Board:

- Prepare FMC's "Sustainability Report" as soon as possible, but no later than October 1, 2012, and annually thereafter, at reasonable cost, excluding proprietary information, which establishes benchmark objective information and recommendations on FMC's sustainability policies and performance.

- The report should include multiple objective statistical indicators identifying accomplishments, failures and objectives of FMC, covering all FMC operations worldwide including human rights, human health, wildlife and the environment.

- The report should provide the Company's definition of sustainability, as well as a company-wide review of FMC policies, practices, and indicators related to measuring long-term social and environmental sustainability.

- The report will be prepared by an independent third party organization with no financial or organizational ties to FMC which shall be given full access to all FMC data and it shall also gather relevant outside data. Stakeholder/shareholder involvement shall be sought and included throughout the report preparation process.

I, therefore, **URGE** all Shareholders to vote **FOR** this proposal.

****

The following is not part of the proposal.

Submitted on: November 21, 2011

By: David Brook

FISMA & OMB Memorandum M-07-16

Owner of 76 + shares, since on or about July 29, 2009.
11/21/11 1:35 PM

Andrea Utecht

From: Andrea Utecht
Sent: Friday, November 18, 2011 4:55 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: The New Jersey Incident

I will look into this.

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 18, 2011 2:47 PM
To: Andrea Utecht
Subject: Re: The New Jersey Incident

Andrea, I have read from two sources that the University of Pennsylvania was one location which did the lab work on the "bait" from the incidents in New Jersey in February/March 2011 and that the lab results indicated that it was carbofuran and carbosulfate in granular form.

I therefore conclude that the poison used was carbofuran/Furadan.

This is not an inflammatory statement, this is a fact as best that I can tell.

If you or Linda have some other information to contradict this conclusion, please provide it to me as quickly as possible, since I have to believe that the University laboratory has reliable testing methods and equipment and QA/QC and if they stated that it was carbofuran/Furadan then it was.

Thank you,

David.

Andrea Utecht

From: Andrea Utecht
Sent: Thursdav. November 17, 2011 7:41 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Can we talk on Sustainability Reporting?

Categories: Red Category

Would something in the area of 11:15 or 11:30am work for you? What number should we call?

Sent from my iPad

On Nov 17, 2011, at 3:08 PM, ***FISMA & OMB Memorandum M-07-16*** wrote:

> Andrea, if we can talk tomorrow, I think that would at least allow me to know a little more about the metrics, since I think that will make all the difference in the comprehensiveness and ultimately effectiveness of the report.
>
> Let me know if that can work.
>
> Thank you,
>
> David
>
> ---
>
> **From:** "Andrea Utecht" <Andrea.Utecht@fmc.com>
> **To:** ***FISMA & OMB Memorandum M-07-16***
> **Sent:** Thursday, November 17, 2011 1:30:36 PM
> **Subject:** RE: Can we talk on Sustainability Reporting?
>
> David,
>
> I am always happy to talk. However, I am not the person most knowledgeable about what is going to be in the report. There is a Sustainability Council made up of a cross-section of employees from different levels and businesses ,which has the full-time employee I mentioned as the director, and is overseen by an Executive VP. The Council is responsible for proposing the GRI metrics to be reported on, which will then be approved ultimately by the Board. Maybe I am telling you something you already know, but in order to get a GRI rating, you have to report on a certain number of metrics required by GRI (I believe within the range of 20-30 to get at least a "B" rating). Anything below a "B" would not be acceptable to us. The metrics themselves are fully defined by GRI – as I understand it, the only flexibility a company has is to choose (within certain parameters) which ones out of those provided by GRI it will report against. After the metrics are chosen, the information provided by the company in response to the metric is reviewed to determine a rating. I don't believe there is room for "whitewashing" when a third party is providing the rating. If you aren't familiar with the way the GRI ratings work, it might make sense for you to look into that for a more complete and thorough explanation than I am equipped to give.

I could not by myself agree to any particular content for the report. That would have to go through a process which would include the people who sit on the Council and have been heavily involved in this project since late last year, as well as senior management. I could take suggestions to run by those groups, but I couldn't commit to anything by Tuesday.

I believe Linda Froehlich (who heads up Product Stewardship for the Agricultural Chemicals Group and whom you met last year) sits on the Council, so it might make sense to include her on any call. She would know more about what has been preliminarily discussed within the Council with respect to the report than I. I would have to check her schedule, but if you still think it makes sense to have a call, I will do that. Tomorrow would be better for me than today.

Let me know.

Sincerely,

Andrea

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 17, 2011 12:44 PM
To: Andrea Utecht
Subject: Re: Can we talk on Sustainability Reporting?

Andrea, are you available to discuss this issue on the telephone, since while I believe that FMC is going in the right direction, my basic concern is that without objective standards and inclusion of all critical data, this report becomes simply a glossy marketing brochure.

I would like to speak with you about some assurances that FMC is willing to commit to a report that will not simply ignore or "whitewash" the problems.

I think there are ways to prepare this report to be sure that the shareholders are adequately informed about all of good as well as the not so good and the steps that Management will be exploring to improve performance, but I am concerned that GRI metrics may not get everyone to that point.

A discussion of these issues, could get us to agree on some potential changes, but I do need to be candid to say that I will most likely prepare a proposal to encourage FMC to make sure that the information gathering including a broad array of topics explored will lead to a balanced report.

Let me know if there is a good time today or tomorrow to talk. I apologize for the short notice, but maybe talking will lead to some form of agreement which can avoid another SEC matter, or maybe not.

Thank you.

David

From: "Andrea Utecht" <Andrea.Utecht@fmc.com>
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 17, 2011 11:59:51 AM
Subject: RE: Question on Sustainability Reporting

David:

Yes, we are committed to issue a Sustainability Report in spring 2012. We are shooting for April, sometime around the Annual Meeting. We have a full-time employee who has just been appointed to lead the Sustainability Initiative, so it is going to happen. However, while there is a lot of work going on, we have not made a final decision on which GRI metrics will be reported on. Therefore, I don't know yet exactly what will be in the report.

Andrea

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 17, 2011 10:28 AM
To: Andrea Utecht
Subject: Question on Sustainability Reporting

Good morning Andrea, I read that FMC is stating that it will be completing a first ever sustainability report by April 2012, (http://www.fmc.com/sustainability/GRIIndex.aspx) on your website. Do you know if FMC has begun this work and if it is indeed committed both financially and mangement-wise to completing this report by April 2012?

I ask, since I want to make sure this is indeed happening.

Do you know if there will be a section on the issue of human rights?

Could you let me know sooner, than later, since as you know the deadline for shareholder proposals is Tuesday.

Thank you for your assistance.

David

Andrea Utecht

From: Andrea Utecht
Sent: Thursdav. November 17, 2011 12:20 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Two More Questions

David:

Yes, it will be a report that is based on our worldwide operations. I don't think there is even an outline of what will be in the report yet, since as I mentioned the Board has not yet finalized which of the metrics we will be reporting on. However, Product Stewardship will certainly be covered in some way, if that is what your question about counterfeit products was getting at.

Andrea

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 17, 2011 10:49 AM
To: Andrea Utecht
Subject: Two More Questions

Is this report going to be done to cover the worldwide operations of FMC, not just the United States?

Will there be any discussion and analysis of counterfeit product(s)?

Andrea Utecht

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, October 07, 2011 11:51 AM
To: Andrea Utecht
Subject: Re: Greetings, and are Interested?

Thanks, and oh, by the way, the Heading of the Email is supposed to state, "Re: Greetings, and are you Interested?"

David

From: "Andrea Utecht" <Andrea.Utecht@fmc.com>
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, October 7, 2011 11:23:11 AM
Subject: RE: Greetings, and are Interested?

Hi David:

Thanks for your message. I will get back to you in a few days.

Sincerely,

Andrea

Andrea E. Utecht
Executive Vice President,
General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, PA 19103
Phone: 215/299-6990
Fax: 215/299-6728

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, October 07, 2011 11:19 AM
To: Andrea Utecht
Subject: Greetings, and are Interested?

Andrea, I hope you are well as the fall season is upon us.

I know that I had mentioned speaking with you and others at the annual meeting about new ways to address the issues that I had raised. I did not forget.

I wanted to get back to you to ask you for an update on any changes or improvements to FMC's programs and the status of matters in Africa and any other regions.

I also wanted to identify if you are still interested in re-establishing a dialogue on stewardship and environmental issues related to the chemicals utilized by FMC.

I know that I was unsuccessful at reaching all of the shareholders this past spring and I know that I would like to discuss opportunities with you to avoid that direction, if at all possible. I also know that while our initial discussions last year seemed positive, nothing ultimately was accomplished by our discussions to change the policies or practices of FMC.

As I mentioned also, I have hopefully learned about the SEC and I would like to suggest that if I have to prepare a shareholder proposal this year, I think that I will be a little more adept at working to draft the language to survive any challenge by FMC. Only time will tell on that one!

Regardless, please let me know the current status of Furadan and Marshal, and any other new or renewed issues in Africa and across the world. Please also let me know if you would like to commit FMC resources to discussing ideas for improving operations, especially as it relates to environmental impacts as well as animal and human poisonings across the world.

Thank you.

David

APPENDIX 3

December 29, 2010
Letter of FMC Corporation

to

Securities and Exchange Commission relating to
November 16, 2010
Shareholder Proposal of David Brook

FMC Corporation
1735 Market Street
Philadelphia, PA 19103
215.299.6000 Phone
www.fmc.com

Via Federal Express

December 29, 2010

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: FMC Corporation
Shareholder Proposal of David Brook
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of FMC Corporation (the "Company") to exclude from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Mr. David Brook (the "Proponent"). In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials. The letter setting forth the Proposal and the relevant correspondence is attached hereto as Appendix 1.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission (on or about March 21, 2011); and
- concurrently sent a copy of this letter to the Proponent.

Pursuant to Rule 14a-8(j), the undersigned hereby submits this letter and its attachments to the Commission, together with six additional copies. The undersigned has concurrently sent a copy of this letter and its attachments to the Proponent.

THE PROPOSAL

The Proposal requests that the Company establish a product stewardship program for Furadan® insecticide and other FMC pesticides that have been suspected to have been misused by third parties to harm wildlife or humans, particularly in Africa. Specifically, the Proposal sets forth the following resolution:

FMC

"RESOLVED, the Shareholders request the Board establish a legitimate product stewardship program by:

- Implementing immediate moratoriums on sales and withdrawals from the market of Furadan, and any other FMC pesticide, where there is documented misuse of products harming wildlife or humans, until FMC effectively corrects such misuse;

- Preparing and publishing at reasonable cost, excluding propriety information, a product stewardship report by October 2011, and annually thereafter, addressing all documented product misuses worldwide since 2005 and proposing changes to prevent further misuse including: working with foreign governments in training and educational programs, licensing applicators, restricting access, incorporating bittering agents and funding programs to prevent loss of livestock and wildlife;

- Establishing an independent scientific advisory panel to prepare these reports; and

- Incorporating in the FMC Corporate Responsibility Principles a human equality declaration stating that FMC will treat third world people no differently than Americans as it relates to U.S. pesticide exposure limits."

BASIS FOR EXCLUSION

As is evident from the Proposal and its Supporting Statement, this Proposal arises principally from concerns regarding alleged misuse of an FMC pesticide product – Furadan™ insecticide – directed at lions in Africa by cattle herders who are illegally seeking to protect their herds from lions through intentional misuse of this crop protection product. The Company has been following good stewardship practices regarding Furadan in Africa and elsewhere in the world for many years, even before this issue was highlighted in a March 2009 segment on CBS' *Sixty Minutes* television program. Since the segment aired, the Company has engaged in extensive efforts to strengthen its stewardship programs and, contrary to the Proposal, already has a robust stewardship program. Starting from largely misleading assertions in the Supporting Statement, the Proposal seeks to micro-manage the business of the Company's largest division, in ways that are substantially covered by existing Company processes.

Accordingly, the Company hereby respectfully requests the Staff to concur in its view that the Proposal may be excluded from the Company's 2011 Proxy Materials pursuant to (1) Rule 14a-8(i)(10) because the Proposal relates to a matter that the Company has substantially implemented, (2) Rule 14a-8(i)(3) because the Proposal is materially false and misleading and (3) Rule 14a-8(7) because the Proposal deals with a matter relating to the ordinary business operations of the Company.

ANALYSIS

A. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (avail. Mar. 28, 1991); *see also* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") (adopting interpretive change to "permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not have been implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10) – all that is required is that the company has in place policies and procedures that address the proposal's essential objectives satisfactorily. *See* 1983 Release; *see also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company already had published a report that contained information relating to its environmental initiatives).

The Company believes that it may exclude the Proposal because, as discussed below, the Company has already substantially implemented the objectives sought by the Proponent.

1. Element 1 of the Proposal: *"Implementing immediate moratoriums on sales and withdrawals from the market of Furadan, and any other FMC pesticide, where there is documented misuse of products harming wildlife or humans, until FMC effectively corrects such misuse"*

Furadan® is a broad spectrum insecticide that is a crop protection product used by farmers around the world for improved crop yield and productivity. FMC sells Furadan and other pesticide products (including Marshal® Insecticide) to help farmers meet the demands of an ever-increasing human population on the world's food supply. Proper use of these products allows farmers to continue to farm efficiently and maintain favorable crop yields. Since its commercial launch in 1967, Furadan has enjoyed a long history as a safe and effective product for sustaining agriculture and has become one of the most widely-used pest control insecticides in the world. It is most commonly used in protecting crops such as rice and corn. Because of its versatility and effectiveness, Furadan is used in more than 40 countries by both large commercial farmers and small plot growers.

Prior to ceasing all sales into East Africa countries in 2008 and 2009, FMC sold the granular formulation of Furadan in Kenya for growers of corn, potatoes, vegetables, bananas and horticulture crops to use to control pests that are very destructive to crops – for example, nematodes, aphids, grubs, weevils, and stalk borers. In the Spring of 2008, the Company learned of an incident involving the possible poisoning of lions in the Maasai Mara region of Kenya, which allegedly involved the use of Furadan as the causal agent. In response, and out of an abundance of caution, the Company immediately stopped the distribution of Furadan into Kenya. The Kenya Pest Control Products Board ("PCPB") – the Kenyan pesticide regulatory agency which is the Kenyan equivalent of the U.S. Environmental Protection Agency – and the Company conducted independent investigations into these alleged incidents, and both concluded that there was no connection between carbofuran (the active ingredient in Furadan) and the deaths of the animals. See Exhibits A and B attached hereto, which are the PCPB and Company investigative reports, respectively.

Nevertheless, the Company has not resumed sales of Furadan into Kenya following reports of the incidents in 2008, in spite of the absence of any evidence that the Company's products were used in these criminal acts by third parties. In April 2009 the Company instructed its distributor in East Africa to cease all sales of Furadan into Tanzania and Uganda, which are neighboring countries to Kenya, as a proactive and precautionary measure in response to concerns by conservation groups that Furadan could be used for illegal baiting in those countries or, alternatively, brought into Kenya. In addition, the Company ceased selling Furadan in South Africa in early 2010. The Company has fully withdrawn from the sale and distribution of Furadan in East Africa and South Africa, has implemented a moratorium on any further sale or distribution of Furadan by FMC in these regions, and has no intention of re-introducing Furadan in these regions in the future. The Company is not aware of any other country where there is any ongoing reported poisoning of wildlife alleged to involve the use of pesticides currently produced and marketed by FMC[1]. Accordingly, FMC respectfully submits that it has already implemented this aspect of the Proposal.

In addition to these moratoriums, the Company has taken additional preemptive action that exceeds the scope of the Proposal by establishing buy-back programs for Furadan in these regions. Beginning in the Spring of 2009, the Company implemented a Furadan buy-back program from distribution centers and retailers in Kenya, and beginning in the Summer of 2009, the Company implemented a Furadan buy-back program from distribution centers and retailers in Uganda and Tanzania. Moreover, that same year, the Company sent its own personnel and a specially-retained consultant to Kenya and surrounding countries, traveling over 25,000 kilometers to search for Furadan in local "Agrovet" retail shops (where many farmers shop for their agricultural supplies), in order to encourage them to participate in our buy-back program. Pursuant to these buy-back programs, the Company exported from Africa all Furadan that it repurchased from Africa in February 2010. These buy-back programs in each of Kenya,

---

[1] It is worth noting that there are many generic pesticides in Kenya and other East Africa nations, some of which look similar to FMC's Furadan product. Given the high brand recognition of "Furadan" and its many years on the local market, it is not surprising that some persons are swift to call any pesticide granule found in a baiting situation as "Furadan" even when the product has no connection whatsoever to FMC-produced Furadan carbofuran product.

Uganda, and Tanzania remain open today for any Furadan product that might still be found in these countries.

2. **Element 2 of the Proposal**: "*Establish a legitimate product stewardship program by...preparing and publishing at reasonable cost, excluding propriety information, a product stewardship report by October 2011, and annually thereafter, addressing all documented product misuses worldwide since 2005 and proposing changes to prevent further misuse including: working with foreign governments in training and educational programs, licensing applicators, restricting access, incorporating bittering agents and funding programs to prevent loss of livestock and wildlife*"

The Company has a longstanding product stewardship program that is endorsed by executive management and integrated into all management processes involving the pesticide business. This program is effective and is continually being improved. Even though the Company's stewardship efforts date back at least to the launch of Furadan in the late 1960s, the Company recognizes that stewardship is an ongoing and never-ceasing obligation, and that the message and the means of fulfilling its stewardship objective must be constantly evolving. A recent change in the program includes the creation of a Global Product Stewardship Manager position to oversee international efforts. This Manager provides outreach and is in regular communication with foreign governmental and NGO entities on issues related to alleged Furadan misuse.

Accordingly, in June 2009, the Company established an internal product stewardship network (the "Stewardship Network") to assist the Company and the U.S. Environmental Protection Agency (the "USEPA") in issuing reports and recommendations, in addressing global issues and in implementing various programs designed to respond to both documented and alleged misuses of Furadan and other pesticides manufactured by the Company. The Stewardship Network, which built on existing informal communications processes, promotes regular conversation among regional FMC product stewardship personnel to discuss local incidents of product misuse and to consider and design proactive measures to prevent any such misuse. The Stewardship Network facilitates the Company's longstanding annual product stewardship dialogue process with the Company's Chief Executive Officer and executive management, which addresses: (i) the Company's progress toward the goals set during the prior year, (ii) any instances of alleged product misuse and the Company's responding action plan, (iii) the product stewardship programs in each of the Company's business units, (iv) areas of improvement and (v) the future goals for the coming year.

The Stewardship Network also facilitates the Company's direct reporting to the USEPA of adverse effects from the Company's pesticide products worldwide that come to the Company's attention from the field, publications, and other sources and which are reportable to USEPA under US pesticide law. These reports are used by the USEPA to identify trends and to implement responsive action plans. In conjunction with these comprehensive reports, the Company has a crisis management plan to escalate the communication of serious adverse event reporting to its executive officers. Upon the Company's receipt of information relating to any pesticide incidents that pose a serious and immediate threat to protecting human health, safety or the environment, the Company immediately assembles a team of personnel having operational supervision over key functional areas to address the issue. If the event is significant, such incidents are swiftly escalated to the Company's executive committee and the Company's corporate health and safety organization.

The Company's stewardship program includes the dissemination of reports detailing the Company's stewardship goals, initiatives and achievements. These reports are used to inform and educate employees of the seriousness with which the Company treats stewardship principles, as well as to counsel users of the Company's products as to the importance of the proper and safe use of these products. Two such reports – one relating to the Company's U.S. market (where the Company no longer distributes Furadan) and the other pertaining to the Company's South America market – are attached hereto as Exhibits C and D.

Additional evidence of the Company's commitment to stewardship is the openness with which the Company treats Furadan safety issues. The Company has sponsored a website dedicated to a discussion of the alleged involvement of Furadan in illegal activities in certain African countries, including a description of the Company's response as well as a host of additional relevant information.[2]

Indeed, a commitment to stewardship is a core principle of the Company. One of the five key elements in the Company's "VISION 2015" growth strategy, recently unveiled by the Chief Executive Officer to the Company's employees, is that the Company "be safe, ethical and responsible stewards." This tone-at-the-top message is reiterated particularly in the Agricultural Products Group organization ("APG") through means such as top level communications from the Group's President, regular communications from the Group's Global Stewardship Manager, and training by Group legal counsel.

Another part of this element of the Proposal requests that the Board establish a "legitimate" product stewardship program by "working with foreign governments." As demonstrated below, the Company has already substantially implemented this aspect of the Proposal. The Company's Stewardship Network spends considerable time and effort working with conservation groups and the Company's distributors, *in addition to foreign governments*, to prevent further misuses of the Company's products. Some of the Company's recent efforts include the following:

- In order to facilitate the detection of Furadan as the cause of any suspected wildlife poisoning, FMC has (i) outstanding offers to fund laboratory analyses by, (ii) outstanding offers to provide product information to, (iii) outstanding requests to receive information from, and (iv) sent teams to meet with, each of the following entities and organizations: U.S. embassy officials and local regulatory authorities in Kenya, Uganda and South Africa; National Geographic; the Kenya Wildlife Service; Wildlife Direct Inc., a charitable

[2] The website address is www.furadanfacts.com.

organization registered in both Kenya and the United States that is dedicated to saving endangered species; Lion Guardians, a conservation program dedicated to preserving and protecting lions from, among other threats, the poisoning by pesticides in Kenya; Masaailand Preservation Trust, an organization which works with local African communities to resolve human-wildlife conflict; the Chemical Crime Forum, which is operated by the Endangered Wildlife Trust; and the following distributors of the Company: Juanco Group, Philagro South Africa (Pty) Ltd. and Arysta LifeScience South Africa.

- FMC takes a leadership role in representing the chemical manufacturing industry in the Rotterdam Convention, which is a legally-binding international treaty, and in the course of such representation (i) receives notifications of regulatory actions taken by countries relating to problematic and hazardous pesticide formulations and (ii) corresponds with the Rotterdam Convention's 31 designated experts on the Convention's Chemical Review Committee;

- FMC has provided significant financial support to Panthera in its big cat conservation efforts, particularly in Africa with Panthera's Lion Guardian program, which helps prevent the loss of wildlife and livestock in areas where the herder-wildlife conflict is particularly acute;

- FMC has worked through its trade organization, CropLife International, as a member of the stewardship team that provides product stewardship training programs for farmers around the world on the responsible use of pesticidal products; and

- FMC has expanded the scope of the Company's stewardship program into Asia by holding a Furadan workshop in Thailand with regulators and poison control center officials.

These are but a few examples of the recent actions taken by the Company to embellish its stewardship program. They rest on a firm foundation of annual training by FMC and its distributors which is undertaken particularly in developing nations and particularly with respect to sensitive products such as Furadan, where farmers, retailers, local regulators, pesticide applicators, and other interested persons learn how to properly use and apply products so that adverse impacts to human health and the environment can be avoided. FMC has invested in these efforts every year, in countries as diverse as Kenya, Brazil, Mexico, Indonesia and Thailand, and thousands of persons have received such training over the many years of these efforts. See Exhibits E, F and G for examples of training materials used in the Company's stewardship program.

Finally, FMC considers and implements programs and research to mitigate potential incidents, including research to see if a bittering agent can be added that will effectively deter wildlife or keep them from ingesting the granular formulation of Furadan that is popular with farmers. The current Furadan usage instructions, which involve tilling the insecticide under the surface of the soil, have been very successful in minimizing exposure to birds. FMC believes in a continually evolving approach to product stewardship, as the Company continues to seek new ways to improve and expand the scope and effectiveness of its stewardship efforts.

Accordingly, the Company already has in place robust stewardship programs and funding initiatives that accomplish substantially all of the material aspects of this element of the Proposal, the only exception being the publication of an annual product misuse report available to the public. However, even with respect to this one exception, the Company has in place other mechanisms to inform the Stewardship Network and senior management of these issues, and to interact with the public regarding same. With respect to alleged Furadan misuse in Africa in particular, the Company has a public website which describes the situation and the Company's stewardship efforts. These collective efforts show that FMC is open to, and engaging all interested persons in, its stewardship programs. In light of all these ongoing actions, FMC respectfully submits that this part of the Proposal has also been substantially implemented.

3. **Element 3 of the Proposal**: *"Establishing an independent scientific advisory panel to prepare these reports"*

In June 2010, consistent with its overall focus on stewardship, the Company established an independent "Sustainability Council" with the goal of providing FMC's Agricultural Products Group with an independent and diverse range of external expertise, perspectives, and guidance related to APG's global stewardship program and sustainability practices. It is comprised of scientists, an environmental lawyer, a global leader in implementing corporate responsibility and ethics programs, and conservationists. The members of the Sustainability Council come from the following organizations: Panthera (the world's leading big cat preservation NGO); Mainstream Green Solutions (a consulting firm for climate change, natural resource conservation and other environmental issues); the Academy of Natural Sciences (the oldest natural science research institution and museum in the Americas); the Partnership to Cut Poverty and Hunger in Africa (an NGO focused on improving conditions of Africans); Emerging Agriculture LLC (a consulting firm that advises on crop sustainability policies); and Hong Kong University's Center for Corporate Governance and Financial Policy.

The objectives of the Sustainability Council are to:

- inform APG of emerging agricultural, environmental, conservation and/or social issues, trends and opportunities related to APG's global business;
- advise APG on enhancing its global stewardship program and sustainability policies;
- recommend metrics for assessing APG's global stewardship and sustainability practices;
- provide input aimed at positioning APG as a leader in sustainable practices and products; and

• avail APG and senior management with critical thinking, candid discussions and advice for action on conflicts.

The full Sustainability Council has had one two-day meeting in 2010, and several subgroups have met, including several members who attended the two-day World Food Prize conference in Iowa – an event which focuses on improving agriculture particularly in developing nations. In addition, many one-on-one conversations have occurred. The next full meeting will be convened within six months. The Council's participation at this year's World Food Prize was particularly relevant to FMC's stewardship efforts in Africa: the event featured more than 1,000 researchers, governmental policymakers, and other experts from 65 countries and NGOs, with a special emphasis on Africa, highlighted by a keynote address from former U.N. Secretary General Kofi Annan, who now chairs the Alliance for a Green Revolution in Africa.

The Company utilizes the advice and recommendations received from the Sustainability Council to refine the Company's stewardship activities and to devote additional attention and funding to the initiatives that would best achieve the Company's stewardship objectives. The Company respectfully submits that this evidences substantial implementation of this element of the Proposal.

4. Element 4 of the Proposal: "*Incorporating in the FMC Corporate Responsibility Principles a human equality declaration stating that FMC will treat third world people no differently than Americans as it relates to U.S. pesticide exposure limits.*"

The Company conducts its business in a consistent manner worldwide that protects public and occupational health, the environment and employee safety. Specifically, the Company complies with the Code of Conduct of the Food and Agricultural Organization of the United Nations[3] ("FAO Code of Conduct"), the American Chemistry Council's Responsible Care Guidelines,[4] and the Company's Code of Ethics and Business Conduct[5] ("Code of Ethics"), which in the aggregate, substantially incorporate the Company's commitment to the Proposal's "human equality declaration."

The Company adheres to all standards set forth in the FAO Code of Conduct by: (i) assisting countries that have not yet established the requisite regulatory controls on the quality and suitability of pesticide products to promote the judicious and efficient use of such products and address the potential risks associated with the use of these products; (ii) promoting practices

[3] The FAO Code of Conduct can be accessed at the following URL: http://www.fao.org/docrep/005/y4544e/y4544e00.htm.

[4] The ACC's Responsible Care Guideline can be accessed at the following URL: http://www.americanchemistry.com/s_responsiblecare/sec.asp?CID=1298&DID=4841

[5] The FMC Code of Ethics and Business Conduct can be accessed at the following URL: http://media.corporate-ir.net/media_files/irol/11/117919/code_ethics_ENG.pdf.

that reduce risks in the handling of pesticides, including minimizing adverse effects on humans and the environment and preventing accidental poisoning resulting from improper handling; and (iii) ensuring that pesticides are used effectively and efficiently for the improvement of agricultural production and of human, animal and plant health. Among other things, the Company provides certain of its foreign distributors with protective equipment and approved spray application equipment for the distributors to give away for free to customers, so as to encourage and enable the safe use of the Company's products. The Company also provides training in the native languages of various end markets for its products, in order to protect the health of farmers using the Company's products.[6]

As an active member company of the American Chemistry Council ("ACC"), the Company is committed to ensuring that the ACC's principles of "Responsible Care" are implemented worldwide throughout the Company's business.[7] Responsible Care is a chemical industry initiative designed to continually improve the actions taken by the Company to protect its employees, customers, the public and the environment. The Company has committed to complying with the Responsible Care program and does so by implementing responsible development, manufacture, transportation, use and disposal procedures of its products. This includes training of employees in the Responsible Care principles, emphasis on the importance of the Responsible Care principles in the Company's Code of Ethics,[8] and a regular independent audit of the Company's practices under the auspices of the ACC to assure compliance with the Responsible Care standards.

Under its Code of Ethics, the Company is committed to conducting its global business with honesty and integrity and complying with all applicable laws of all countries where the Company operates. The Code of Ethics exemplifies the Company's dedication to these business standards and summarizes the legal and ethical principles that the Company follows in implementing its business operations worldwide. The Code of Ethics stresses the importance of protecting the environment as well as human health and safety, beyond achieving mere compliance with applicable laws. Although laws and standards vary from country to country and culture to culture, the Company's common goal and continuing commitment is to maintain equally high standards wherever it operates. The Company's commitment to the Code of Ethics starts at the top of the Company's corporate governance structure, as FMC's directors, officers and employees are responsible for becoming familiar with and abiding by the Code of Ethics. This includes the Company, its subsidiaries, affiliates, joint ventures and all other entities, that, in each case, are directly or indirectly controlled or managed by the Company; the employees

[6] See Exhibits E, F and G for examples of written, photographic and pictorial training materials (portions of which have been translated into English for readability by U.S. headquarters personnel).

[7] The FMC Responsible Care website can be accessed at the following URL: http://www.fmc.com/AboutFMC/ResponsibleCare/ResponsibleCareProgram.aspx

[8] See Section 7 on page 6 of the FMC Code of Ethics and Business Conduct, referenced in footnote 5, *supra*.

and directors of these entities in their work on behalf of the Company; and consultants and other independent contractors in their work on behalf of the Company. Moreover, the Company facilitates a means to enforce the Code of Ethics by providing a globally accessible, anonymous and confidential "Ethics Response Line" that operates twenty-four hours per day, seven days per week. Failure to carry out the responsibilities set forth in the Code of Ethics can lead to disciplinary action, including discharge.

All these commitments apply with particular emphasis to the Company's research, development, marketing and sales of its pesticides, including Furadan. The Company recognizes that these products, while having great benefit to agricultural production, can have negative effects if used improperly. Therefore, the Company takes great care in studying the potential toxicological effects of its products, and, before marketing in any country in the world, ensures that the use of the pesticide product will not cause adverse effects to workers or persons who eventually consume foods produced by crops treated by the Company's pesticides. With regard to Furadan, over forty years of use by many thousands of farmers around the world confirms that the product is safe when used correctly – whether the farmer is based in Iowa or in Kenya. FMC is committed to the protection of all such farmers wherever they may be, and reinforces this effort through research, proper labeling, training and other outreach. Similarly, toxicological data – and 40 years of experience – confirm that permitted carbofuran residues on foodstuffs produced around the world will not result in adverse effects to humans. The Company takes equally seriously the protection of such consumers both in the United States and in the developing world.

* * *

In summary, all four elements of the Proposal have already been substantially implemented by the Company. While the Company recognizes that varying interpretations of the Proposal could lead to slight discrepancies between the requirements of the Proposal and the Company's aforementioned efforts, the Staff consistently takes the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and to exclude it under Rule 14a-8(i)(10). *See Bank of America Corp.* (avail. Jan. 4, 2008); *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corp.* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, *1999); AutoNation Inc.* (avail. Mar. 5, 2003); *AutoNation Inc.* (avail. Feb. 10, 2004); and *Symantec Corporation* (avail. June 3, 2010). As is demonstrated by the foregoing, the Company works daily to implement the essential objectives of the Proposal. The Company has adopted its current stewardship program after careful consideration, with input from the Sustainability Council, and with due regard to the actions that the Company, as a business organization with responsibilities to its shareholders and stakeholders, may properly take to help combat the illegal and intentional misuse of the Company's products.

As a consequence, the Company does not anticipate that it would implement a product stewardship program that is materially different from the stewardship program already guiding the Company's own extensive actions, even if the Proposal were to be adopted.

Accordingly and for the reasons described above, the Company believes that it has substantially implemented the essential objectives of the Proposal and that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

B. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal and the Supporting Statement are Materially False and Misleading.

Rule 14a-8(i)(3) permits the exclusion of a proposal from a company's proxy statement when the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where the company demonstrates objectively that a factual statement is materially false or misleading. *See* Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("SLB No. 14B").

As explained below, the Proponent's Proposal and Supporting Statement weaves a series of misleading and false statements as the premise to his inflammatory and erroneous assertions that "FMC has failed to responsibly control the misuse of Furadan, thus jeopardizing FMC's reputation and profitability" and is "creating a nightmarish result." These statements, however, cannot withstand close scrutiny and are additional grounds for excluding the Proposal in its entirety.

Proponent's Proposal – false and misleading

"RESOLVED, the Shareholders request the Board establish a legitimate product stewardship program by... [i]ncorporating in the FMC Corporate Responsibility Principles a human equality declaration stating that FMC will treat third world people no differently than Americans as it relates to U.S. pesticide exposure limits."

The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from proxy materials when such proposals and supporting statements contained false or misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See Farmer Bros. Co.* (avail. Nov. 28, 2003); *Monsanto Co.* (avail. Nov. 26, 2003); *Sysco Corp.* (avail. Aug. 12, 2003); *Siebel Sys., Inc.* (avail Apr. 15, 2003). Specifically, the Staff stated in SLB No. 14B that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement... [(a)] where statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [or (b)] the company demonstrates objectively that a factual statement is materially false or misleading..." SLB No. 14B.

Here, the Proposal requests that the Company incorporate into its Corporate Responsibility Principles a "human equality declaration" stating that the Company will "treat third world people no differently than Americans as it relates to U.S. pesticide exposure limits" (the "Declaration"). The requested Declaration implies that the Company currently engages in business practices that discriminate against "third world people" in putting their safety at risk by exposure to foods that may contain carbofuran residues. This underlying premise is false and materially misleading and thus this Proposal should be excluded.

While it is true that the USEPA has revoked carbofuran tolerances in the United States, the Company believes such action was not scientifically valid and not in accordance with the procedures outlined in the Federal Food Drug and Cosmetic Act.[9] For this reason, the Company has been seeking administrative and judicial redress against USEPA, and will now be filing a petition for certiorari with the U.S. Supreme Court. FMC is not alone in these efforts – US farmers believe strongly that Furadan is safe and efficacious and so the Company has been joined in its efforts to overturn USEPA's decision by the National Corn Growers Association, National Potato Council and the National Sunflower Association. These groups represent the three major crops on which Furadan has been used in the United States.

The Company has been challenging USEPA not for the continued sales of US Furadan which are admittedly modest, but rather, because the Company believes firmly that the product is safe. Indeed, with regard to the particular point noted in this Proposal element – U.S. residue limits – USEPA agrees with the Company and has gone on record that carbofuran residues on domestic crops are safe.[10] The USEPA based its decision on computer models showing theoretical residues in certain ground and surface water scenarios – not in food.

The Company carries this same safety commitment to its sale and marketing of Furadan and other FMC pesticides in other countries. As noted above, the Company generates residue data on crops before it begins marketing its pesticide products in any country in the world. Based on those analyses, and the toxicological data in hand regarding the active ingredient, FMC scientists and researchers can determine the appropriate level of product residue that may remain on a harvested crop and which could potentially remain on a consumable food. Governmental entities and supra-national bodies such as the World Health Organization then confirm or establish different safe residue limits.

The pesticide safety system is highly regulated at many levels all around the world. The Company complies with these regulations in addition to following its own internal high standards. The sale and marketing of Furadan in particular is confirmed by its more than 40-year history, where safe residue limits in all countries have protected persons (whether they be in Africa, Asia, South America, or the United States) who eat foods treated with carbofuran.

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[9] The U.S. Circuit Court of Appeals for the D.C. Circuit held that the USEPA's revocation of the carbofuran residue limits was "arbitrary and capricious" and mandated that such tolerances be reinstated. *See* National Corn Growers Association, et al. v. Environmental Protection Agency et al., 613 F.3d 266 (D.C. Cir. 2010).

[10] In connection with its revocation of carbofuran residue limits for all sales of carbofuran in the U.S., the EPA stated: "The estimated acute dietary exposure from carbofuran residues in food alone (i.e., assuming no additional carbofuran exposure from drinking water), are below EPA's level of concern for the U.S. Population and all population subgroups." 74 Fed. Reg. 23,077 (May 15, 2009).

from adverse effects. Given that this record establishes that the Company does not discriminate between U.S. people and "third world people," the Proposal is false and materially misleading and thus should be excluded under Rule 14a-8(i)(3).

Proponent's Supporting Statements – false and/or materially misleading

The Proponent has also made the following statements in support of the Proposal which the Company considers to be materially false and misleading, in violation of the Commission's proxy rules, for the reasons set forth below:

1. Proponent's Statement: "*Furadan is being used to intentionally kill large mammals such as lions in Africa.*"

The Company respectfully submits that this statement is unsubstantiated and, accordingly, materially misleading. The Company is not aware of any substantiated cases of large mammals being intentionally killed with Furadan. The Company met with the Kenya Wildlife Service ("KWS") in both 2008 and 2009 to review alleged incidents of illegal poisoning of lions with Furadan. Although KWS advanced **unsubstantiated** claims linking a small minority of the lion deaths from 2000-2008 to Furadan misuse by pastoralists, and notwithstanding formal requests by FMC for reports from KWS to review the relevant data and any analytical methods used, KWS has not provided any evidence to support its assertions.[11] As explained earlier in this letter, the Kenya Pest Control Products Board and the Company conducted independent investigations into alleged incidents of lion poisoning, and both concluded that there was no connection between carbofuran (the active ingredient in Furadan) and the deaths of the animals. Furthermore, since those incidents were highlighted in the media, no substantiated report of Furadan poisonings has been submitted to the Kenya Pest Control Product Board, which would be required if in fact there were any linkage.

2. Proponent's Statement: "*Millions of migratory birds in South and North America have been unintentionally poisoned by Furadan.*"

The Company respectfully submits that this assertion is materially false and misleading. The purported evidence on which the Proponent relies is pure conjecture. As a more plausible estimate, on February 5, 2008, the USEPA presented statistics, attached hereto as Exhibit H, indicating that less than 11,000 migratory birds have been affected by Furadan in the last 38 years. In addition, the American Bird Conservancy database, attached hereto as Exhibit I,

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[11] With regard to one 2008 incident, KWS produced a report asserting that carbofuran baiting caused the death of two lions. However, that report relied on the analysis by a chemist who used an unreliable method of testing. See attached report of Dr. Edward Kikta, a fellow of the American Institute of Chemists and former chairman of the American Society for Testing Materials committee on Chromatography, attached hereto as Exhibit J. Therefore, the KWS report, attached hereto as Exhibit K, purportedly linking carbofuran in this one incident is suspect. Furthermore, even if the poison used was carbofuran, which the Company denies, it could easily have been a generic form of carbofuran and not FMC's Furadan. See footnote 1, *supra*.

indicates that an estimated 40,000-50,000 birds have been affected by Furadan in the 32-year period from 1972 to 2003. As any shareholder would recognize, there is a world of difference between an estimated 40,000-50,000 and "millions." Further, and as comparison points of reference, in the United States, high-rise buildings cause approximately 300,000,000 bird deaths each year and transmission and distribution lines cause approximately 150,000,000 bird deaths each year.[12] Finally, with respect to South America, the Company is not aware of any reports of bird poisonings attributable to Furadan.

3. Proponent's Statement: *"USEPA banned all carbofuran residues in domestic foods, effectively prohibiting its use in America on December 31, 2009."*

The Company respectfully submits that this assertion is materially misleading. The USEPA did revoke all domestic carbofuran tolerances but based its decision on computer models showing theoretical residues in ground and surface water – not in food. Indeed, USEPA has confirmed that carbofuran residues in all US-labeled food crops are safe.[13]

4. Proponent's Statement: *"The European Union banned residues in foods in 2007."*

The Company respectfully submits that this assertion is materially false and misleading. The European Union did not ban carbofuran residues in foods. What the European Union did was omit carbofuran from a new list of approved active ingredients, resulting in carbofuran being subject to specified residue limits under European Union regulation. These default limits permit the continued importation into the European Union of treated commodities with residues at de minimis levels which carbofuran has for many crops.[14]

5. Proponent's Statement: *"While Furadan use is restricted in the United States, the Company has allowed its unrestricted international sale in corner stores in many third world countries."*

The Company respectfully submits that this assertion is materially misleading. Furadan is heavily regulated in worldwide markets. The Company sells only to *licensed* distributors worldwide and authorizes the sale and distribution of Furadan only to *licensed* retail shops that sell agricultural products. Further, the Company has voluntarily ceased supplying any resellers in Kenya, Uganda, Tanzania and South Africa, as more fully described in Section A, above. Finally, the document to which the Proponent refers to substantiate this claim, attached

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[12] See the American Bird Conservancy report, attached hereto as Exhibit I, at the tab captioned "Other Killers."

[13] See footnote 9, *supra*.

[14] See European Union MRL (maximum residue limits), attached hereto as Exhibit L, showing permissible levels of carbofuran residues in hundreds of different types of foods, as currently in effect.

hereto as Exhibit M, refers only to now-halted sales in Kenya, not to sales in "many third world countries" as alleged by the Proponent.

6. Proponent's Statement: *"it is possible residues of [Furadan] were in your morning cup of coffee, since residues are allowed in certain imported foods."*

The Company respectfully submits that this assertion is materially false and misleading. Neither carbofuran nor its metabolites are found in the processed commodities of either roasted or instant coffee. Accordingly, "your morning cup of coffee" would not contain residues of Furadan. Furthermore, USEPA's regulations on imported coffee beans permit safe levels of carbofuran residue. The U.S. Circuit Court of Appeals for the D.C. Circuit held that the USEPA's prior revocation of the carbofuran residue limits (including coffee) was "arbitrary and capricious," and mandated that such tolerances be reinstated. *See* National Corn Growers Association, et al. v. Environmental Protection Agency et al., 613 F.3d 266 (D.C. Cir. 2010).

7. Proponent's Statement: *"The irresponsible and unregulated use of Furadan through a lack of product stewardship by FMC in Africa, Asia and South America is creating a nightmarish result..."*

The Company respectfully submits that this assertion is materially false. Furadan, like every other pesticide, is regulated by governments in every country around the world and cannot be sold without submission of relevant data and issuance of a product registration. In addition to governmental regulation in all countries in Africa, Asia and South America, FMC sells Furadan in a responsible manner, using only licensed distributors who train farmers on the safe and effective use of the product. The overwhelming majority of farmers who purchase Furadan have been using this product responsibly and safely for over 40 years because it substantially increases crop yields in an efficient and affordable manner. This responsible use of Furadan has helped farmers succeed in putting food on the table of millions of people living in Africa, Asia and South America. Moreover, the Company (either directly or through its distributors or a trade association) has implemented product stewardship programs in Africa, Asia and South America. As described above, when FMC became concerned regarding potential Furadan misuse in East Africa, it instituted moratoriums on sales by FMC of Furadan in Kenya, Uganda, Tanzania and South Africa with no intention of reintroducing the product in these countries, and further, has established buy-back programs for any remaining Furadan product found in Kenya, Uganda, and Tanzania.

8. Proponent's Statement: *"prompting CBS Sixty Minutes to document the intentional misuse of this product to exterminate lions in Kenya."*

The Company respectfully submits that this assertion is materially misleading. The documentation cited by CBS Sixty Minutes did not include any actual evidence that Furadan was used to exterminate lions in Kenya. A close reading of the program transcript or a careful listening to the program will confirm that CBS Sixty Minutes nowhere stated conclusively that Furadan was the cause of any lion deaths.

9. Proponent's Statement: *"There are new reports that Furadan and Marshal (carbosulfan) are being intentionally misused to exterminate wildlife in other African countries, including Uganda, Tanzania and South Africa and to poison fresh water fish and waterfowl sold for human consumption."*

The Company respectfully submits that this assertion is unsubstantiated and, accordingly, materially misleading. The Company has not received any substantiated reports that either Furadan or Marshal have been intentionally misused to exterminate wildlife in any African countries or to poison freshwater fish and waterfowl for human consumption. The reports to which the Proponent refers[15] either do not refer to FMC products or refer to them in a misleading and unsubstantiated, speculative manner.

10. Proponent's Statement: *"While FMC acted to stop sales in Kenya, it has not stopped the problem from spreading to other countries."*

The Company respectfully submits that this assertion is materially false. The Company has ceased all distribution and sales of Furadan to Uganda, Tanzania and South Africa, and has taken extensive measures to address these issues, as discussed more fully in Section A, above.

11. Proponent's Statement: *"FMC has failed to responsibly control the misuse of Furadan, thus jeopardizing FMC's reputation and profitability."*

The Company respectfully submits that this assertion is materially false. As discussed above, the Company has ceased all sales and distribution of Furadan in East Africa and South Africa in response to alleged misuse, and the Company's response was expeditious. The Company has invested further in the implementation of robust stewardship programs to address the responsible use of Furadan. Finally, if anything, FMC's reputation as a responsible product steward has been increasing: over the last several years, the Company's Agricultural Products Group business units in Mexico and Brazil have won recognition for industry-leading stewardship programs.[16]

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[15] See, Evidence for Revoking Registration of Carbofuran in Kenya, May 17, 2010, as to reported incidents of misuse in Kenya, at http://www.scribd.com/doc/34411935/Wildlife-Direct-Carbofuran-Report-for-Task-Force-17-5-10, and Measuring the Conservation Threat to Birds in Kenya from Deliberate Pesticide Poisoning, Martin Odino, July 30, 2010, at http://stopwildlifepoisoning.wildlifedirect.org/.

[16] APG's Brazil division was named as the "top company in Grower Education for the safe use of pesticides" by a judging commission from the Brazilian government in 2005. The commission acknowledged FMC's product stewardship program that focused on Responsible Care and 7 Habits of Safe Use for crop protection products. In 2009 and 2010, APG's Mexico division received the distinction of being declared a Socially Responsible Company. The distinction is granted upon a determination that a company's culture is based on principles of honesty, transparency and service, where the company bases its vision and commitment in policies, programs, decision-making and actions designed so as to positively impact employees, the environment and the communities in which the company operates, beyond its basic obligations.

12. Proponent's Statement: *"FMC should also amend its Corporate Responsibility Policies, since it affords Americans greater protections from exposure than third world people, who are allowed unlimited exposure to Furadan."*

The Company respectfully submits that this assertion is materially false. While it is not clear precisely to whom the Proponent is referring by his reference to "third world people," FMC can confirm that purchasers of Furadan in any of its worldwide markets, including the continents referred to elsewhere in the Proposal – Africa, South America and Asia – are not exposed to *unlimited* amounts of Furadan. Furadan is distributed only in marketable quantities to licensed resellers, and the usage instructions on the product label clearly indicate proper application protocols in the local language. Accordingly, crops that are subject to Furadan application feature acceptable residue limits and are in compliance not only with all applicable laws and regulations, but also with the Company's commitment to protect human health, in addition to the health of wildlife and the protection of the environment. As discussed above, the Company operates its business in global compliance with the FAO Code of Conduct, the American Chemistry Council's Responsible Care Guidelines and the Company's Code of Ethics, which in the aggregate facilitate the operation of the Company's global business in a consistent manner that protects public and occupational health, the environment and employee safety. Furthermore, the document to which the Proponent referred FMC to substantiate this claim, attached hereto as Exhibit N, refers to a generic brand of carbofuran sold in a three-way dustable formulation powder that FMC does not make or market – it is another company's product.

Summary

Due to the preponderance of materially false and misleading statements contained in the Proposal, the Company believes attempting to correct and edit the Proposal would be fruitless, and therefore the Proposal should be completely excluded. The Company respectfully submits that the Proposal may be excluded by virtue of Rule 14a-8(i)(3) and requests that the Staff not allow the defects in the Proposal to be corrected by amendment.

In the alternative, if the Staff is unable to concur with the Company's conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, the Company respectfully requests that the Staff recommend the exclusion of the statements specifically discussed above. In the event the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, the Company respectfully requests explicit confirmation from the Staff that such revisions are first confirmed as accurate and subject to complete exclusion by the Company if they cause the Proposal to exceed the 500 word limitation set forth in Rule 14a-8(d) of the Exchange Act.

C. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(7) because it encompasses matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a company is permitted to exclude a shareholder proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The first central consideration upon which the policy of this rule rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* Exchange Act Release No. 34-40018 (May 21, 1998). The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment."

The SEC has taken the position that decisions regarding the sale, content or presentation of a particular product, whether considered controversial or not, are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7), *see The Coca Cola Co.* (avail. Jan. 22, 2007) (proposal requesting, in part, that the company adopt specific requirements relating to the labeling of its caffeinated beverages); *Marriott International, Inc.* (avail. Feb. 13, 2004) (proposal prohibiting the sale of sexually explicit material at Marriott owned and managed properties); *Walmart Stores, Inc.* (avail. Mar. 9, 2001) (proposal requesting that the retailer stop selling handguns and their accompanying ammunition was excludable). For example, in *Walgreen Co.* (avail. Oct. 13, 2006), a shareholder sought to include a proposal that the company's board of directors publish a report characterizing "the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment." Despite the social policy issues raised by the shareholder's proposal, the Staff concurred in the Company's argument that the proposal could be excluded under Rule 14a-8(i)(7).

The Company is aware of the Staff's position concerning the inclusion of stockholder proposals that have ethical or social significance. The Staff has found that some of the issues that raise a "significant social policy issue" include: (i) animal testing, *see 3M Co.* (avail. Feb. 22); *Wyeth* (avail. Feb 4, 2004), and (ii) food safety and the inhumane killing of animals, see *Wendy's Int'l, Inc.* (avail. Feb. 8, 2005); *Hormel Foods Corp.* (avail. Nov., 10, 2005). Despite this position, the Staff has determined in several instances that proposals raising the issue of alleged cruel and inhumane treatment of animals in connection with the sale of products are excludable under 14a-8(i)(7) as dealing with matters of ordinary business operations. In *Lowe's Companies, Inc.* (avail. Mar. 18, 2010), the shareholder sought to include a proposal that encouraged the company to label all glue traps sold in its stores with a warning stating the danger that these traps pose to companion animals, wildlife and human health. The company argued, in part, that because the proposal dealt with matters relating to the company's selection and labeling of products, the proposal was excludable under Rule 14a-8(i)(7). The Staff concurred that the Company could exclude the proposal under Rule 14a-8(i)(7). *See also The Home Depot, Inc.* (avail. Mar. 12, 2010) (concurring that proposal encouraging company to label glue traps as dangerous to animal welfare was excludable under 14a-8(i)(7)). Similarly, in *PetSmart, Inc.* (avail. April 14, 2006), the Staff concurred in the company's view that a proposal prohibiting the sale of large birds in its stores was excludable under 14a-8(i)(7) as relating to ordinary business operations (i.e., the sale of a particular good) despite the proponent's argument that the proposal raised significant social policy concerns.

Furthermore, the Staff has excluded shareholder proposals that have requested highly detailed and specific reports, even when the subject may be a socially significant issue. *See e.g. Ford Motor Company* (avail. Mar. 2, 2004) (allowing exclusion of proposal recommending that the board annually publish a report that would include detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon absorption and costs and benefits at various degrees of heating or cooling). Here, the Proposal requests a report, by October 2011, that addresses "*all* documented product misuses worldwide since 2005 and proposing changes to prevent further misuse including: working with foreign governments in training and educational programs, licensing applicators, restricting access, incorporating bittering agents and funding programs to prevent loss of livestock and wildlife" (emphasis added). The *annual* report mandated by the Proposal, if followed to the letter, would require the Company to engage a staff of scientists and various other experts, in addition to the Sustainability Council mentioned above, *and local governments* that may be unreceptive or unresponsive to the Company's efforts, to undertake a large-scale research project at great expense. This substantial burden on the Company would result in a report that, at best, would essentially be a compilation of unfortunate incidents categorizing the illegal misuse of the Company's products and that would not be in furtherance of any investor-related determination. FMC maintains that it has already substantially implemented this aspect of the Proposal, as amply demonstrated throughout this letter.

The mere fact that the Proposal is tied to a social issue is not enough to surmount the important policy considerations of Rule 14a-8(i)(7), as aptly demonstrated by *Walgreen Co., Lowes Companies, Inc., The Home Depot, Inc.* and *PetSmart, Inc.*, because the Proposal deals with complex tasks that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to "micro-manage" the Company by probing too deeply into business decisions and relationships upon which shareholders are not equipped to render decisions. *See e.g., Pfizer* (avail. Jan. 28, 2005) (proposal prohibiting the Company from making donations contributing to animal testing was excludable). Decisions relating to a company's selection of products form the basis of the daily and ordinary business operations of every company, not just FMC, and these decisions are inherently based on complex business considerations that are outside the knowledge and expertise of the stockholders, and accordingly, should not be subject to direct shareholder oversight. The Proposal seeks to control the Company's selection of its products – to allow the stockholders to dictate what the Company may sell would substitute their opinion for the judgment of the directors. This judgment is precisely the type which Rule 14a-8(i)(7) is intended to address.

CONCLUSION

Based on the foregoing analysis, the Company believes that it may omit the Proposal from its 2011 Proxy Materials in reliance on either or all of paragraphs (i)(10), (i)(3) and (i)(7) of Rule 14a-8, and the Company respectfully requests that the Staff not recommend any enforcement action if the Company omits the Proposal from such proxy materials.

To facilitate transmission of the Staff's response to our request, my facsimile number is (215) 299-6728. If the Company can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (215) 299-6990. Thank you for your consideration of this request.

Respectfully

Andrea Utecht /RAB

Andrea Utecht
Vice President, General Counsel and Secretary
FMC Corporation

cc: Mr. David Brook (w/encl.)

APPENDIX 1

Shareholder Proposal
and
Supporting Statement
of
David Brook

November 16, 2010

Appendix 1

NOV 1 7 REC'D

David Brook

FISMA & OMB Memorandum M-07-16

Sent Via Fed Ex Next Day Delivery: Tracking Number: ***FISMA & OMB Memorandum M-07-16***

November 16, 2010

Ms. Andrea E. Utecht
Vice President, General Counsel and Secretary
FMC Corporation
1735 Market Street
Philadelphia, Pennsylvania 19103

Re: Shareholder Proposal:
Improving FMC'S Product Stewardship Program and Corporate Responsibility Principles

Dear Ms. Utecht:

I am writing to you as the Corporate Secretary, as required in the FMC Corporation ("FMC") Proxy Statement dated March 19, 2010, Page 16, as the FMC Officer requiring notification of my intention to submit a shareholder proposal for the 2011 FMC Annual Meeting. Enclosed is a timely shareholder proposal intended to improve the FMC Product Stewardship Program and enhance the Corporate Responsibility Policies of FMC Corporation. FMC has stated the due date for such a proposal is not later than November 19, 2010.

The proposal addresses the continuing issues relating to the pesticide Furadan (carbofuran), Marshal and others. I am sure that you can appreciate the rather unacceptable situation which has been generated about the manner in which FMC's Furadan continues to be misused around the world for poisoning all sorts of wildlife, fish and waterfowl.

Based upon the lack of zealousness in which FMC has reacted to this continuing problem, I am proposing more direct Board involvement to better examine these issues and to do two things: first examine the documented misuses of Furadan, and other misused pesticides, with the preparation of a report on these incidents and then institute better stewardship practices to prevent future occurrences and second, that FMC amend it Corporate Responsibilities Policies to address human equality issues so that FMC begins to treat third world people no differently than Americans (and Europeans) as it relates to pesticide product and pesticide residue exposure.

The issue of different standards of exposure for different people of national origin is very challenging and while I am sure that FMC has not and would not violate any laws, the fact remains that Americans and Europeans are currently protected from any residues of carbofuran in foods, (except Americans are still exposed to tolerances in imported sugar, bananas, rice and coffee) and third world people are not. This is an issue of Corporate Social Responsibility and how FMC defines its Corporate Responsibilities so that it can as it has stated in its own words better implement its "commitment to ensuring that we operate our business ethically, safely, securely and in a sustainable manner.[1]"

It is my understanding that FMC is also a signatory to the Food and Agriculture Organization of the United Nation's International Code of Conduct on the Distribution and Use of Pesticides ("Code"), revised version, reprinted 2006. This Code sets standards of conduct for pesticide management and provides goals for governments and corporations to establish more careful pesticide management in countries where there are limited or no governmental controls. As stated, compliance with this Code is voluntary. Based upon the principles of this Code and a review of FMC materials, there do not appear to be identified visible steps taken directly by FMC to properly internally institutionalize the provisions of this Code. An audit by FMC of its compliance with this Code may be one step to improve upon its performance. I suggest that for now, modifying FMC's Corporate Responsibilities Policies as provided in my proposal will immediately assist the Corporation in its efforts to better comply with the FMC adopted International Code of Conduct on the Distribution and Use of Pesticides guidelines.

While I am sure that FMC complies with international laws, this issue is not about laws as much as it is about FMC taking a defined corporate stance on protecting all humans equally from the use, misuse and environmental consequences of potent pesticides. While international product liability actions may not presently create a significant legal risk to FMC, this issue may change, as more and more countries begin to adopt United States and European type controls. My proposal begins to guide FMC in a direction which will ultimately protect the Corporation from these potential future legal issues and the potential damage to corporate profitability should these actions begin to proliferate.

Furadan, as a cholinesterase inhibitor, is a dangerous pesticide and it was previously a restricted use pesticide in the United States. Why should FMC as a United States Corporation, which acknowledges that it cannot allow Americans and Europeans to be exposed to any residue of Furadan continue to allow people in certain third world countries to freely buy it without any restrictions on the who can access it, use it, misuse it or expose humans to unacceptable product concentrations? I hope you will agree that FMC has a Corporate Responsibility to treat all people equally and this proposal requests the Board to act to establish a new direction in the form of an amended Corporate Responsibility Policy as to how FMC should act to treat all people equally, when it comes to pesticide safety, exposure and environmental impacts, regardless of the person's nationality using the United States as its base of applicability.

I am sure that you realize that both of these issues are not easily resolved, so this proposal attempts to set in place a mechanism whereby FMC will begin to make changes to correct each of these problems. Unfortunately a limit of 500 words in my shareholder proposal does not allow for a full analysis and presentation of these issues. Therefore, I am more than happy to further elaborate upon these details with you and/or other Officers of FMC as to why this proposal has merit and why I ask Management to support the incorporation of this proposal into the 2011 FMC proxy statement.

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1 Quotation taken from FMC's Responsibility in Action. Welcome to FMC. webpage, http://www.fmc.com/Default.aspx?alias=www.fmc.com/corporateresponsibility.

Ms. Andrea E. Utecht, Vice President, General Counsel and Secretary FMC Corporation

November 16, 2010

I have provided a title to this Proposal, "IMPROVING FMC's PRODUCT STEWARDSHIP PROGRAM AND CORPORATE RESPONSIBILITY PRINCIPLES," which I ask be used in the proxy statement. While I do not consider this title as part of the 500 word limit, the total words of the proposal, including this title is less than 500 words, which conforms to the SEC word limit requirements.

I also will shortly be providing you with a footnoted version of the proposal, so that you may confirm that all of the statements and information which I have provided in the proposal are proper and factually documented by reports, investigations and prosecutions. I do not consider this information as required in any way by the SEC submittal requirements, but I will present it as a courtesy in order to facilitate your review and hopeful support of this proposal.

PROCEDURAL COMPLIANCE WITH SEC REQUIREMENTS AND FMC BYLAWS:

In order to expedite your procedural review of this proposal and its conformance with the FMC Bylaws and Securities and Exchange Commission Procedural Requirements, I provide the following information to validate my right to present this proposal under 17 CFR 240.14(a)(8):

1. I have continuously held FMC Corporation securities for over a year with a value which has never dropped below $2000. I purchased 75 shares of FMC Corporation stock on or about July 29, 2009. The number of shares is currently approximately 75.65.

2. My address is: ***FISMA & OMB Memorandum M-07-16*** In light of personal safety concerns, I request that my address NOT be disclosed in the proxy statement and that FMC require written requests should anyone seek to obtain my address. I also ask that I be notified of any such requests.

3. I fully intend to continue to hold these securities through the date of the next annual meeting and beyond.

4. I am enclosing a form prepared by the "record" holder of my securities, Fidelity Investments, which confirms that at the time I am submitting this proposal that I have held these securities for at least a year and the number of the current shares that I hold to be 75[2].

5. In conformance with the FMC Bylaws, Section 5, I intend to present my proposal to the shareholders at the annual meeting. Please consider this letter as notice that I request appropriate notification from FMC as to the actual 60 and 90 day window in which the corporation requests my timely notification of a formal request, should you require such.

SUBSTANTIVE COMPLIANCE WITH SEC REQUIREMENTS:

6. This proposal is intended to make recommendations on the manner in which the

2 Fidelity has not included the fractional shares I hold as part of my dividend reinvestments.

Ms. Andrea E. Utecht, Vice President, General Counsel and Secretary November 16, 2010
FMC Corporation

FMC Board and Management should institute improved actions to act as a proper steward for Furadan and other pesticides, such as Marshal. While the proposal makes recommendations on how the Board should investigate and report and then correct this problem, due to limitations on wording, it is not, and should not be considered exhaustive or limiting to the Board. There are many solutions to this problem which may not be listed and for which the best approach may not be known until the independent panel investigates. In fact, I have mentioned bittering agents as one idea and this may be now under investigation, although nothing has been concluded, that I am aware. Therefore, none of the listed solutions should be considered fixed or binding, but merely representative of possible recommended solutions.

7. FMC has stated previously in its "Furadan Facts[3]," that it acted after the airing of the Sixty Minutes episode to stop all sales of Furadan from Kenya, and to establish a buy-back program and that FMC's distributor discontinued sales into Tanzania and Uganda in April 2009. This information implies that by withdrawing the current stock of Furadan that the poisonings will stop. My shareholder proposal is specifically being presented because FMC has failed to adequately address the continued intentional poisonings in Kenya and also in other countries in Africa, and not just through the misuse of Furadan, but also FMC's Marshal, (carbosulfan) which is also being used for intentional poisonings. Since FMC did not mention it, I have to believe that Marshal is still readily available in Kenya, Uganda and Tanzania, so the problem of the intentional misuse of FMC pesticides, both Furadan and Marshal for poisoning wildlife has not be substantially addressed by FMC and so the problem of misuse of FMC products continues.

Based upon the information provided by FMC, on its own website[4], it is apparent that FMC has taken actions in some attempt to address these continuing issues. These actions have not been sufficient to state that the problem is solved. My proposal will assist FMC with this process and hopefully aid in advancing a successful solution.

I look forward to speaking with you and others at FMC on the ways that we might work together to begin to address solutions to these issues. If Management and/or the Board would like to support my proposal, with changes, I would be more than happy to discuss any such ideas. I may be reached at FISMA & OMB Memorandum M-07-16 or by email at FISMA & OMB Memorandum M-07-16 I would also ask that you provide me with a written acknowledgement that my proposal was timely received by your office.

Sincerely,

David Brook

Cc: Pierre Brondeau, President, CEO and Chairman of the Board
11/16/10 2:25 PM

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[3] http://www.furadanfacts.com/inthenews/tabid/3792/default.aspx?itemid=937
[4] http://www.furadanfacts.com/FAQs.aspx

IMPROVING FMC's PRODUCT STEWARDSHIP PROGRAM AND CORPORATE RESPONSIBILITY PRINCIPLES

FMC's Furadan insecticide is killing more than just insects. Furadan (carbofuran) is being used to intentionally kill large mammals such as lions in Africa. Millions of migratory birds in South and North America have been unintentionally poisoned by Furadan. Even America's national symbol of freedom, the bald eagle, has been poisoned by Furadan. USEPA banned all carbofuran residues in domestic foods, effectively prohibiting its use in America on December 31, 2009. The European Union banned residues in foods in 2007.

While Furadan use is restricted in the United States, FMC has allowed its unrestricted international sale in corner stores in many third world countries. Anyone can buy it for a few U.S. dollars. Furadan is not just creating harm in far away countries, in the U.S., carbofuran has been found in the umbilical cord blood of women in Manhattan and it is possible residues of it were in your morning cup of coffee, since residues are allowed in certain imported foods.

The irresponsible and unregulated use of Furadan through a lack of product stewardship by FMC in Africa, Asia and South America is creating a nightmarish result prompting CBS Sixty Minutes to document the intentional misuse of this product to exterminate lions in Kenya. (http://www.cbsnews.com/stories/2009/03/26/60minutes/main4894945.shtml) There are new reports that Furadan and Marshal (carbosulfan) are being intentionally misused to exterminate wildlife in other African countries, including Uganda, Tanzania and South Africa and to poison fresh water fish and waterfowl sold for human consumption.

While FMC acted to stop sales in Kenya, it has not stopped the problem from spreading to other countries. FMC has failed to responsibly control the misuse of Furadan, thus jeopardizing FMC's reputation and profitability. As shareholders, the next embarrassing news story or potential litigation over FMC's failure to practice honest product stewardship may harm our investments.

FMC should also amend its Corporate Responsibility Policies, since it affords Americans greater protections from exposure than third world people, who are allowed unlimited exposure to Furadan.

RESOLVED, the Shareholders request the Board establish a legitimate product stewardship program by:

- Implementing immediate moratoriums on sales and withdrawals from the market of Furadan, and any other FMC pesticide, where there is documented misuse of products harming wildlife or humans, until FMC effectively corrects such misuse;

- Preparing and publishing, at reasonable cost, excluding propriety information, a product stewardship report by October 2011, and annually thereafter, addressing all documented product misuses worldwide since 2005 and proposing changes to prevent further misuse including: working with foreign governments in training and educational programs, licensing applicators, restricting access, incorporating bittering agents and funding programs to prevent loss of livestock and wildlife;

- Establishing an independent scientific advisory panel to prepare these reports; and

- Incorporating in the FMC Corporate Responsibility Principles a human equality declaration stating that FMC will treat third world people no differently than Americans as it relates to U.S. pesticide exposure limits.

I, therefore, urge Shareholders to vote **FOR** this proposal.

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The following is not part of the proposal.

Submitted on: November 16, 2010

By: David Brook

FISMA & OMB Memorandum M-07-16

Owner of 75 + shares, since on or about July 29, 2009.

Page 81 redacted for the following reason:

FISMA & OMB Memorandum M-07-16